                                                FILED PURSUANT TO RULE 424(b)(4)
                                                   REGISTRATION NUMBER 333-45510

                               3,000,000 Shares

               [LOGO OF CORINTHIAN COLLEGES, INC. APPEARS HERE]

                                 Common Stock

                                 ------------

   We are selling 200,000 shares of common stock and the selling stockholders listed under "Selling Stockholders" are selling a total of 2,800,000 shares of common stock. We will not receive any of the proceeds from the shares of common stock being sold by the selling stockholders.

   Our common stock trades on the Nasdaq National Market under the symbol "COCO." On October 4, 2000, the last reported sale price of our common stock was $51.75.

   The underwriters have an option to purchase a maximum of 450,000 additional shares from the selling stockholders to cover over-allotments of shares.

   Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

                                       Underwriting   Proceeds to   Proceeds to
                             Price     Discounts and   Corinthian     Selling
                           to Public    Commissions  Colleges, Inc. Stockholders
                          ------------ ------------- -------------- ------------
Per Share................       $50.00       $2.50         $47.50         $47.50
Total.................... $150,000,000  $7,500,000     $9,500,000   $133,000,000

   Delivery of the shares of common stock will be made on or about October 11, 2000.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Credit Suisse First Boston                                     Chase H&Q

U.S. Bancorp Piper Jaffray                        SunTrust Equitable Securities

                The date of this prospectus is October 4, 2000

                                                       2000
                                              CORINTHIAN COLLEGES, INC.



[Photograph of Parthenon Columns in background]




             [Photograph of
              a gavel]

                                     [Photograph of
                                      a stethoscope]

[Photograph of
 a telephone jack
 into a computer]

                         [Photograph of
                          laptop computer
                          keyboard]


                                                    [Graduation cap with tassel]



       Healthcare | Business | Information Technology | Criminal Justice

                                 ------------

                               TABLE OF CONTENTS

                                      Page                                        Page
                                      ----                                        ----
Prospectus Summary....................  1   Business.............................. 24
Risk Factors..........................  6   Management............................ 33
Use of Proceeds....................... 13   Selling Stockholders.................. 36
Dividend Policy....................... 13   Description of Capital Stock.......... 38
Price Range of Common Stock........... 13   Underwriting.......................... 42
Capitalization........................ 14   Notice to Canadian Residents.......... 45
Selected Consolidated Financial Data.. 15   Legal Matters......................... 46
Management's Discussion and Analysis        Experts............................... 46
 of Financial Condition and Results         Index to Financial Statements.........F-1
 of Operations........................ 17

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document. Information contained on our Web site does not constitute part of this document.

                                 ------------

                       Note to Readers of This Prospectus

   You should keep in mind the following points as you read this prospectus:

  . the term "we" or "us" refers collectively to Corinthian Colleges, Inc. and its subsidiaries, including all of their schools and campuses;

  . the terms "school," "college" or "campus" refer to a single location of any school;

  . the term "institution" means a main campus and its additional locations, as such are defined under the regulations of the U.S. Department of Education;

  . this offering is for 3,000,000 shares; however, the underwriters have a 30-day option to purchase up to 450,000 additional shares from the selling stockholders to cover over-allotments. Some of the disclosures in this prospectus would be different if the underwriters exercise the option. Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise the option; and

  . our fiscal year ends on June 30. References to fiscal 2000, fiscal 1999 and similar constructions refer to the fiscal year ended on June 30 of the applicable year.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. The Exchange Act file number for our filings with the Commission is 0-25283. You may read and copy any document we file at the public reference facilities of the Commission located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. You can also access copies of this material electronically on the Commission's home page on the World Wide Web at http://www.sec.gov. Information concerning our company is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

   This prospectus is part of a registration statement (Registration No. 333-45510) we filed with the Commission. The Commission permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file with the Commission after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering:

  1. Our Annual Report on Form 10-K for our year ended June 30, 2000;

  2. Definitive Proxy Statement for our 1999 Annual Meeting of Stockholders which we filed with the Commission on October 15, 1999; and

  3. The description of our common stock contained in our Registration Statement on Form 8-A which we filed with the Commission on January 21, 1999.

   Upon request, we will provide a copy of the documents we incorporate by reference to each person, including any beneficial owner of our common stock, to whom a copy of this prospectus is delivered. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

                           Corinthian Colleges, Inc.
                         Attention: Corporate Secretary
                             6 Hutton Centre Drive
                                   Suite 400
                        Santa Ana, California 92707-5764
                           Telephone: (714) 427-3000

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains statements which, to the extent they do not recite historical fact, constitute "forward-looking" statements, within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are used under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. You can identify these statements by the use of words like "may," "will," "could," "should," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue," and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ substantially from the results that the forward-looking statements suggest for various reasons, including those discussed under "Risk Factors." These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering in our consolidated financial statements and related notes appearing elsewhere in this prospectus.

   Our company is one of the largest private, for-profit, post-secondary education companies in the United States, with more than 19,400 students enrolled as of June 30, 2000. We currently operate 45 colleges in 18 states, including ten in California, nine in Florida and four in Georgia, and serve the large and growing segment of the population seeking to acquire career-oriented education. Our schools generally enjoy long operating histories and strong franchise value in their local markets.

   We offer a variety of master's, bachelor's and associate's degrees and diploma programs through two operating divisions. Our Corinthian Schools division operates diploma-granting schools in the healthcare, electronics and information technology fields and seeks to provide its students a solid base of training for a variety of entry-level positions. Our Rhodes Colleges division operates degree-granting schools principally in the business area and provides its students with professional education to succeed in today's competitive workplace. Both divisions receive strategic direction and operational support from senior management and corporate staff.

   We have experienced rapid growth both internally and through acquisitions over the last several years. Since our initial public offering in February 1999, we have purchased five additional colleges, four of which have curricula primarily in the healthcare fields, and one of which has curricula in the business and information technology fields. During that same time, we have also opened a total of five new branch campuses, with curricula in the areas of business, healthcare, information technology and criminal justice. From fiscal 1998 to fiscal 2000, our net revenues increased from $106.5 million to $170.7 million, our income from operations increased from $5.5 million to $24.4 million and our net income increased from $1.2 million to $15.4 million.

   Our company is led by David G. Moore, our President and Chief Executive Officer, and an experienced executive management team. Our team of eight senior executives, including Mr. Moore, has an average of approximately 12 years experience in various fields of education and has an average of approximately ten years experience in the for-profit, post-secondary education industry. We have five regions, each headed by a regional operations director and a regional admissions director. This regional structure is supported by our proprietary management information system, which links all of our colleges and provides management with real-time access to marketing reports, lead tracking, academic records, grades, transcripts and placement information.

The Post Secondary Education Industry

   The market for post-secondary education is large and growing, with total expenditures expected to increase 42.0% (in constant dollars) between 1998 and 2010, from $213 billion to $303 billion, and student enrollment, 19.5%, from
14.6 million to 17.5 million. We believe that the demand for career-oriented, post-secondary education will increase during the next several years as a result of certain demographic, economic and social trends, including: (i) an increased demand for professional and technical jobs, with an expected 6.4 million jobs requiring skilled labor projected to be created between 1998 and 2008; (ii) a projected 13.7% growth in the annual number of high school graduates from 1998 to 2010 (from 2.7 million to 3.1 million); (iii) an expanded number of adults (persons aged 25 and older) enrolling in post-secondary education, with a projected increase to 6.8 million by 2010; (iv) the significant and measurable income premium attributable to post-secondary education; and (v) budgetary constraints at traditional colleges and universities.

Operating Strategy

   We have increased enrollment and improved profitability at our schools through the application of a focused operating strategy developed with our management's extensive industry experience. Key elements of this strategy include:

   Focus on Attractive Markets. We design our educational programs to benefit from favorable demographic and economic trends. We offer programs in the rapidly growing fields of healthcare, business, information technology, and criminal justice and seek to locate our colleges to achieve operating efficiencies and strong competitive positions in attractive and growing markets.

   Centralize Key Functions. In order to capitalize on the experience of our executive management team, we have established a regional management organization to divide responsibilities among school administrators, regional administrators and senior management. Local school administrators are responsible for day-to-day operations, while our regional and corporate teams centralize key services to achieve operating efficiencies.

   Emphasize Student Outcomes. Since positive student outcomes are a critical driver of our long-term success, we devote substantial resources to maintaining and improving our student retention and placement rates. We offer a variety of student services such as tutoring, counseling and placement assistance. As a result of these efforts, 86% of our graduates who were available for placement in calendar 1999 were placed in jobs for which they were trained within six months of their graduation date.

   Create a Supportive and Friendly Environment. We view our students as customers and seek to provide them with a supportive and convenient learning environment. We operate our colleges year-round, offer flexible scheduling and encourage personal interaction between faculty and students.

Growth Strategy

   We intend to achieve continued growth in our revenues and profitability by pursuing the following components of our growth strategy:

   Enhance Growth at Existing Campuses. We intend to enhance growth at our existing campuses by:

  . continuing to refine, develop and add curricula based on market research and the recommendations of faculty, employees and industry advisory board members;

  . employing an extensive direct response advertising campaign delivered through television, radio, newspaper, direct mail and the Internet; and

  . strategically relocating and expanding selected colleges to increase our facilities' capacity.

   Establish Additional Locations. We will continue to expand into new geographic markets by "branching" new campuses from existing institutions. In order to effectively employ this strategy, we identify markets with high enrollment potential and significant placement opportunities that will enable us to effectively leverage our existing curriculum, management and marketing infrastructure.

   Acquire Accredited Colleges. We will generally seek to acquire schools that:

  .  possess complementary or attractive new curricula;

  .  have locations in or near metropolitan areas;

  . have strong franchise value because of name recognition or marketability; and

  .  can benefit from our operational expertise.

   Expand Service Areas and Delivery Models. We intend to increase the number of our campuses that offer distance learning and further adapt our curricula for online presentation. Additionally, we will seek to expand our presence in the government and corporate training market.

Recent Developments

   On September 4, 2000, we signed an agreement to acquire substantially all of the assets of Educorp, Inc., a proprietary school company with four campuses in the Los Angeles metropolitan area. As of the end of August 2000, Educorp had approximately 1,375 students. The purchase price for Educorp's assets will be approximately $12.0 million in cash. On September 10, 2000, we signed an agreement to acquire substantially all of the assets of Computer Training Academy, Inc., which includes two campuses in the San Jose, California area and had approximately 500 students as of August 31, 2000. The purchase price for Computer Training Academy's assets will be approximately $5.4 million in cash. We expect to complete both of these transactions during the second quarter of fiscal 2001, subject to the satisfaction of certain customary conditions to closing, including the receipt of regulatory approvals from the State of California, although we can give no assurance that these transactions will be completed at that time, or at all.

Our Address

   Our executive offices are located at 6 Hutton Centre Drive, Suite 400, Santa Ana, California 92707, and our telephone number at that address is (714) 427-3000. Our Web site address is www.cci.edu. We do not intend for the information on our Web site to constitute part of this prospectus.

                                  The Offering

 Common stock offered............................   200,000 shares by us
                                                  2,800,000 shares by the
                                                  selling stockholders

 Common stock and nonvoting common stock to be
  outstanding after the offering................. 10,549,235 shares

 Use of proceeds................................. We will use the net proceeds from the sale of the shares
                                                  offered by us for general
                                                  corporate purposes, including
                                                  acquisitions. We will not
                                                  receive any proceeds from the
                                                  sale of shares by the selling
                                                  stockholders. See "Use of
                                                  Proceeds."

 Nasdaq National Market symbol................... COCO

   The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of June 30, 2000. It does not include:

  . 371,929 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $15.60 per share; and

  . 153,593 shares of common stock reserved for grant under our 1998 Performance Award Plan.

                 Summary Consolidated Financial And Other Data

   The following tables summarize our consolidated financial data. The as adjusted column of the consolidated balance sheet data reflects the sale of 200,000 shares of common stock by us at a public offering price of $50.00, after deducting the underwriting discount and estimated offering expenses payable by us.

                                                     Years Ended June 30,
                                                  ----------------------------
                                                    1998      1999      2000
                                                  --------  --------  --------
                                                    (In thousands, except
                                                       per share data)
Statement of Operations Data:
  Net revenues................................... $106,486  $132,972  $170,734
                                                  --------  --------  --------
  Operating expenses:
    Educational services.........................   65,927    76,425    92,757
    General and administrative...................   10,777    13,961    16,346
    Marketing and advertising....................   24,268    29,702    37,225
                                                  --------  --------  --------
    Total operating expenses.....................  100,972   120,088   146,328
                                                  --------  --------  --------
  Income from operations......................... $  5,514  $ 12,884  $ 24,406
                                                  ========  ========  ========
  Net income (1)................................. $  1,221  $  4,492  $ 15,422
                                                  ========  ========  ========
  Net income attributable to common stockholders
   (1)........................................... $    856  $  4,137  $ 15,422
                                                  ========  ========  ========
  Income per share attributable to common
   stockholders (1):
    Basic........................................ $   0.16  $   0.57  $   1.49
                                                  ========  ========  ========
    Diluted...................................... $   0.12  $   0.48  $   1.48
                                                  ========  ========  ========
  Weighted average number of common shares
   outstanding:
    Basic........................................    5,236     7,266    10,347
                                                  ========  ========  ========
    Diluted......................................    7,125     8,549    10,425
                                                  ========  ========  ========
Other Data:
  EBITDA (2)..................................... $  8,573  $ 16,329  $ 28,204
  EBITDA margin (2)..............................      8.1%     12.3%     16.5%
  Cash flow provided by (used in):
    Operating activities.........................   (3,373)    5,794    23,582
    Investing activities.........................   (1,676)  (16,140)  (19,362)
    Financing activities.........................    4,630     9,731    (1,121)
  Capital expenditures...........................    1,926     2,790     4,182
  Number of colleges at end of period............       35        37        44
  Student population at end of period............   13,992    16,012    19,464
  Starts during the period (3)...................   18,261    21,008    24,660

                                                               June 30, 2000
                                                            -------------------
                                                                         As
                                                            Actual  Adjusted (5)
                                                            ------- -----------
                                                                (Dollars in
                                                                 thousands)
Balance Sheet Data:
  Cash, cash equivalents and restricted cash (4)........... $ 4,896   $13,764
  Marketable investments...................................  24,107    24,107
  Working capital..........................................  29,069    37,937
  Total assets.............................................  95,233   104,101
  Long-term debt, net of current maturities................   2,230     2,230
  Total stockholders' equity............................... $69,003   $77,871

--------------------
(1) Net income for fiscal 1999 is net of an extraordinary loss from the early extinguishment of debt of $2.0 million or $0.28 per basic common share and $0.24 per diluted common share.

(2) EBITDA equals earnings before interest, taxes, depreciation and amortization (including amortization of deferred financing costs). For the year ended June 30, 1999, EBITDA excludes the extraordinary loss from early extinguishment of debt which amounted to $2.0 million (net of tax benefit of $1.5 million). EBITDA is presented because we believe it allows for a more complete analysis of our results of operations. EBITDA should not be considered as an alternative to, nor is there any implication that it is more meaningful than, any measure of performance or liquidity as promulgated under GAAP. EBITDA margin equals EBITDA as a percentage of net revenues.

(3) Represents the new students starting school during the periods presented.

(4) Includes approximately $10,000 of restricted cash at June 30, 2000.

(5) As adjusted gives effect to this offering and the application of net proceeds thereof, as if the offering occurred on June 30, 2000.

                                  RISK FACTORS

   Before investing in our common stock, investors should consider carefully the following risk factors. The occurrence of any of the following risks could materially harm our business and you could suffer a complete loss of your investment.

Risks Related To Extensive Regulation Of Our Business

   If we fail to follow extensive regulatory requirements for our business, we could suffer severe fines and penalties, including loss of access to federal student loans and grants for our students. For a more detailed description of the regulatory requirements of our business, see the section entitled "Governmental Regulation and Financial Aid" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 18, 2000 and incorporated herein by reference.

   We derive a majority of our revenues from federal student financial aid programs. To participate in such programs an institution must obtain and maintain authorization by the appropriate state agencies, accreditation by an accrediting agency recognized by the Department of Education, or "DOE," and certification by the DOE. As a result, our schools are subject to extensive regulation by these agencies that, among other things, requires us to:

  . undertake steps to assure that the students at each of our schools do not default on federally guaranteed or funded student loans at a rate of 25% or more for three consecutive years;

  . limit the percentage of revenues derived at each of our institutions from federal student financial aid programs to less than 90%;

  . adhere to financial responsibility and administrative capability standards;

  . prohibit the payment of incentives to personnel engaged in student recruiting and admissions activities; and

  . achieve stringent completion and placement outcomes for short-term programs.

   These regulations also affect our ability to acquire or open additional schools or change our corporate structure. These regulatory agencies periodically revise their requirements and modify their interpretations of existing requirements.

   If one or more of our schools were to violate any of these regulatory requirements, we could suffer fines, penalties or other censure, including the loss of our ability to participate in federal student financial aid programs at those schools that could have a materially adverse effect on our business. We cannot predict how all of these requirements will be applied, or whether we will be able to comply with all of the requirements in the future. Some of the most significant regulatory requirements and risks that apply to our schools are described in the following paragraphs.

   Congress may change the law or reduce funding for federal student financial programs, which could harm our business.

   Congress regularly reviews and revises the laws governing the federal student financial aid programs and annually determines the funding level for each of these programs. Any action by Congress that significantly reduces funding for the federal student financial aid programs or the ability of our schools or students to participate in these programs could harm our business. Legislative action may also increase our administrative costs and burden and require us to modify our practices in order for our schools to comply fully with applicable requirements, which could have a material adverse effect on our business.

   For example, the 1998 amendments to the Higher Education Act changed substantially the way federal student financial aid funds are handled when a student withdraws from a school. Instead of the previous federal refund policy, institutions must follow requirements which ensure the return to the federal student financial aid programs all of the unearned funds of a student who withdraws from a program. Final regulations implementing the new return of federal student financial aid funds policy were issued in November 1999. The regulations become effective October 7, 2000. We must ensure that all of our schools adhere to the new regulations by that date. If our schools fail to adhere to such new regulations, or we fail to appropriately implement procedures to mitigate the anticipated effect of such new regulations, it could have a material adverse effect on our business.

   In August 2000, the DOE published proposed revisions to certain regulations pertaining to federal student financial aid programs. Among the proposed regulations are changes to the DOE's change of ownership standards that would expand the definition of a change of control resulting in a change of ownership for a publicly held company to include any transaction that results in a controlling stockholder ceasing to be a controlling stockholder. The proposed regulations define a controlling stockholder to be a person owning 25% or more of the total outstanding voting stock of the corporation. Based on the DOE's administrative schedule, the proposed regulations regarding a change of control, if adopted, will not become effective prior to July 1, 2001. Other proposed changes to the regulations pertain to the process for calculating default rates and the process for challenging default rate determinations, changes to the process for seeking approval of additional locations, as well as other changes to technical aspects of the various federal loan programs. Consistent with the requirements of federal law, the DOE is providing interested parties with an opportunity to comment on the proposed regulations. Once the comment process is concluded, the DOE likely will issue revised regulations. The revised regulations adopted by the DOE may differ in form and substance from those initially proposed. If final regulations are adopted which cause us to materially alter our business practices, or if we fail to adequately respond to changes in the regulatory environment, it could have a material adverse effect on our business.

   If we do not meet specific financial responsibility ratios and tests established by the Department of Education, our schools may lose eligibility to participate in federal student financial aid programs.

   To participate in the federal student financial aid programs, an institution must either satisfy numeric standards of financial responsibility, or post a letter of credit in favor of the DOE and possibly accept other conditions on its participation in the federal student financial aid programs. Each year, based on financial information submitted by institutions that participate in federal student financial aid programs, the DOE calculates three financial ratios for an institution: an equity ratio, a primary reserve ratio and a net income ratio. Each of these ratios is scored separately and then combined to determine the institution's financial responsibility. If an institution's score is above 1.5, it may continue its participation in federal student financial aid programs. For fiscal 2000, our calculations show that all of our schools exceed this requirement on an individual basis, with composite scores from 1.7 to 3.0. On a consolidated basis, our company also exceeds this requirement with a composite score of 3.0. We cannot assure you that we or our institutions will satisfy the numeric standards in the future.

   Our schools may lose eligibility to participate in federal student financial aid programs if the percentage of their revenues derived from those programs is too high.

   A proprietary institution loses its eligibility to participate in the federal student financial aid programs for a period of one year if it derives more than 90% of its revenues, on a cash basis, from these programs in any fiscal year. Any institution that violates this rule immediately becomes ineligible to participate in federal student financial aid programs and is ineligible to reapply to regain its eligibility until the following fiscal year. Based on our calculations, none of our schools received more than 90% of its revenues, on a cash basis, in fiscal 2000, with our highest institution receiving 86% of its revenues, on a cash basis, from federal student financial aid programs. On a consolidated basis, our company received 77% of its revenues, on a cash basis, from federal student financial aid programs. If any of our institutions, depending on its size, loses eligibility to participate in federal student financial aid programs, it could have a material adverse effect on our business.

   Our schools may lose eligibility to participate in federal student financial aid programs if their current and former students' loan default rates are too high.

   An institution may lose its eligibility to participate in some or all of the federal student financial aid programs if defaults by its former students on their federal student loans exceed 25% per year for three consecutive years.

For federal fiscal year 1997, the published default rates for our institutions ranged from a low of 6.6% to a high of 30.1%, with both FMU-Ft. Lauderdale and Kee Business College in Newport News, Virginia exceeding the 25% threshold with default rates of 25.5% and 30.1%, respectively. Based on rates for federal fiscal year 1998, none of our institutions had student default rates of 25% or more. If any of our institutions, depending on its size, loses eligibility to participate in federal student financial aid programs because of high student loan default rates, it could have a material adverse effect on our business.

   If regulators do not approve our acquisitions, the acquired school would not be permitted to participate in federal student financial aid programs.

   When we acquire an institution, we must seek approval from the DOE and most applicable state agencies and accrediting agencies, because an acquisition is considered a change of ownership or control of the acquired institution under applicable regulatory standards. A change of ownership or control of an institution under the DOE standards can result in the temporary suspension of the institution's participation in the federal student financial aid programs unless a timely and materially complete application for recertification is filed with the DOE and the DOE issues a temporary certification document. If we were unable to reestablish the state authorization, accreditation or DOE certification of an institution we acquired, depending on the size of that acquisition, that failure could have a material adverse effect on our business.

   Additionally, if regulators do not approve transactions involving a change of control of our company or any of our schools, we may lose our ability to participate in federal student financial aid programs. If we or any of our institutions experience a change of control under the standards of applicable state agencies or accrediting agencies or the DOE, we or the affected institutions must seek the approval of the relevant agencies. Some of these transactions or events, such as a significant acquisition or disposition of our common stock, may be beyond our control. The adverse regulatory effect of a change of ownership resulting in a change of control could also discourage bids for your shares of common stock at a premium and could have an adverse effect on the market price of your shares.

   If our schools are unsuccessful in applying for any required continuation of accreditation or state authorization after the offering, our business would be materially harmed.

   While the DOE, three of our accrediting agencies and most of the states in which we operate have confirmed to us that they will not consider this offering to be a change of control, the Accrediting Council for Independent Colleges and Schools, or "ACICS," and the Accrediting Council for Continuing Education and Training, or "ACCET," have determined that this offering will constitute a change of ownership under their standards. In order for the accreditation of 23 of our schools to continue after the offering, applications will have to be filed that meet these agencies' requirements. While the company believes it will be able to comply with these requirements, if we fail to file the applications or if these agencies were to deny the applications, our business would be materially harmed. In addition, the states of Michigan and New York, where three of our schools are located, have not yet determined whether the offering would be a change of ownership under their standards. If they decide that the offering is a change of ownership and deny the applications that the schools would be required to file, the schools in those states would no longer be authorized to operate. If any of our schools lose their accreditation or authorization to operate in any state, such schools would also simultaneously lose their eligibility to participate in federal student financial aid programs. Any of such events could have a material adverse effect on our business.

   If any of our schools fails to maintain its state authorizations and accreditations, we may lose our ability to operate in that state and to participate in federal student financial aid programs.

   An institution that grants degrees, diplomas or certificates must be authorized by the relevant agencies of the state in which it is located and, in some cases, other states. Requirements for authorization vary substantially among the states. State authorization and accreditation by an accrediting agency recognized by the DOE are also required for an institution to participate in the federal student financial aid programs. If any of our campuses were to lose its state authorization or accreditation, it could have a materially adverse effect on our business.

   During calendar year 2000, current accreditation for nine of our schools will expire and these schools will be subject to reaccreditation reviews by their respective accrediting agencies. In addition, during calendar year 2001, current accreditation for 16 of our schools will expire and these schools will be subject to reaccreditation reviews. If one or more of these schools fails to be reaccredited, our business could be harmed.

   If we fail to demonstrate "administrative capability" to the Department of Education, our business could suffer.

   DOE regulations specify extensive criteria an institution must satisfy to establish that it has the requisite "administrative capability" to participate in federal student financial aid programs. These criteria require, among other things, that the institution:

  .  comply with all applicable federal student financial aid regulations;

  . have capable and sufficient personnel to administer the federal student financial aid programs;

  . have acceptable methods of defining and measuring the satisfactory academic progress of its students;

  .  provide financial aid counseling to its students; and

  .  submit all reports and financial statements required by the regulations.

   If an institution fails to satisfy any of these criteria, the DOE may:

  .  require the repayment of federal student financial aid funds;

  . transfer the institution from the "advance" system of payment of federal student financial aid funds to the "reimbursement" system of payment or cash monitoring;

  .  place the institution on provisional certification status; or

  . commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in federal student financial aid programs.

   Should one or more of our institutions be limited in their access to, or lose, federal student financial aid funds due to their failure to demonstrate administrative capability, our business could be materially adversely affected.

   Regulatory agencies or third parties may commence investigations or bring claims instituting litigation against us.

   Because we operate in a highly regulated industry, we may be subject from time to time to investigations, claims of non-compliance, or lawsuits by governmental agencies or third parties, which may allege statutory violations, regulatory infractions, or common law causes of action. If the results of the investigations are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay money damages or be subject to fines, penalties, injunctions or other censure that could have a materially adverse effect on our business. Even if we adequately address the issues raised by an agency investigation or successfully defend a third-party lawsuit, we may have to devote significant money and management resources to address these issues, which could harm our business.

Specific Risks That Could Have A Material Adverse Effect On Our Business

   If students fail to repay the loans we make, our business will be harmed.

   We offer short-term installment payment plans to many of our students to supplement their financial aid. In late 1997, we expanded the internal loan program to assist students in six of our colleges that lost access to federal student loan programs during that year. As of June 30, 2000, outstanding student loan balances were approximately $4.1 million, net of a $1.2 million allowance for bad debts. These student loans are unsecured and not guaranteed. Losses related to unpaid student loans in excess of the amounts we have reserved for bad debts could have a material adverse effect on our business.

   Failure to effectively manage our growth could harm our business.

   We have grown rapidly since we formed our company in 1995. Our rapid growth, now or in the future, could place a strain on our management, operations, employees or resources. We cannot assure you that we will be able to maintain or accelerate our current growth rate, effectively manage our expanding operations or achieve planned growth on a timely or profitable basis. If we are unable to manage our growth effectively, our business could be materially adversely affected.

   If we cannot effectively identify, acquire and integrate additional schools, it could harm our business.

   We expect to continue to rely on acquisitions as a key component of our growth. We often engage in evaluations of, and discussions with, possible acquisition candidates. We cannot assure you that we will be able to identify suitable acquisition candidates or that we will be able to acquire any of the acquisition candidates on favorable terms. Furthermore, we cannot assure you that any acquired schools can be successfully integrated into our operations or be operated profitably. Acquisitions involve a number of risks that include:

  .  diversion of management resources;

  .  integration of the acquired schools' operations;

  .  adverse short-term effects on reported operating results; and

  .  possible loss of key employees.

   Continued growth through acquisition may also subject us to unanticipated business or regulatory uncertainties or liabilities. When we acquire an existing school, we typically allocate a significant portion of the purchase price to fixed assets, curriculum, goodwill and intangibles, such as covenants not-to-compete. For our acquisitions to date, we have amortized goodwill and trade names over a period of 40 years and curricula over 15 years. In addition, our acquisition of a school is a change of ownership of that school, which may result in the temporary suspension of that school's participation in federal student financial aid programs until it obtains the DOE's approval. If we fail to manage successfully our acquisitions, our business would likely suffer.

   Failure to open new schools and add new services could harm our business.

   Establishing new schools requires us to make investments in management, capital expenditures, marketing expenses and other resources. To open a new school, we would be required to obtain appropriate state and accrediting agency approvals. In addition, to be eligible for federal student financial aid programs, the new school would have to be certified by the DOE. We cannot assure you that we will be able to successfully open new schools in the future. Our failure to effectively manage the operations of newly established schools could have a material adverse effect on our business.

   Our success depends upon our ability to recruit and retain key personnel.

   We depend on key personnel, including David G. Moore, Paul R. St. Pierre, Dennis L. Devereux and Dennis N. Beal, to effectively operate our business. If we ceased to employ any of these people and failed to manage a transition to new people, our business could suffer.

   Our success also depends, in large part, upon our ability to attract and retain highly qualified faculty, school presidents and administrators and corporate management. Due to the nature of our business, we may have difficulty locating and hiring qualified personnel, and retaining such personnel once hired. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could cause our business to suffer.

   Anti-takeover provisions in our charter documents and Delaware law could make an acquisition of our company difficult.

   Our certificate of incorporation, our by-laws and Delaware law contain provisions that may delay, defer or inhibit a future acquisition of us not approved by our board of directors. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors. Our certificate of incorporation also permits our board of directors to issue shares of preferred stock with voting, conversion and other rights as it determines, without any further vote or action by our stockholders. By using preferred stock, we could:

  .  discourage a proxy contest,

  . make the acquisition of a substantial block of our common stock more difficult, or

  . limit the price investors may be willing to pay in the future for shares of our common stock.

   In addition, our bylaws provide that (a) special meetings of our stockholders may be called only by our board of directors and (b) only two of our six directors may be elected at a special meeting. These provisions also could discourage bids for your shares of common stock at a premium and could have a material adverse effect on the market price of your shares.

   Failure to keep pace with changing market needs and technology could harm our business.

   Prospective employers of our graduates increasingly demand that their entry-level employees possess appropriate technological skills. Educational programs at our schools, particularly programs in information technology, must keep pace with these evolving requirements. If we cannot respond to changes in industry requirements, it could have a material adverse effect on our business.

   Competitors with greater resources could harm our business.

   The post-secondary education market is highly competitive. Our schools compete with traditional public and private two-year and four-year colleges and universities and other proprietary schools, including those that offer distance learning programs. Some public and private colleges and universities, as well as other private career-oriented schools, may offer programs similar to those of our schools. Although tuition at private non-profit institutions is, on average, higher than tuition at our schools, some public institutions are able to charge lower tuition than our schools, due in part to government subsidies, government and foundation grants, tax-deductible contributions and other financial sources not available to proprietary schools. Some of our competitors in both the public and private sectors have substantially greater financial and other resources than us.

   Failure to obtain additional capital in the future could reduce our ability to grow.

   We believe that funds from operations, cash, investments and borrowings under our $10 million credit facility pursuant to our credit agreement will be adequate to fund our current operation plans for the foreseeable future. However, we may need additional debt or equity financing in order to carry out our strategy of growth through acquisitions. We may also need additional debt or equity financing in the future to carry out our growth strategy. The amount and timing of such additional financing will vary principally depending on the timing and size of acquisitions and the sellers' willingness to provide financing themselves. To the extent that we require additional financing in the future and are unable to obtain such additional financing, we may not be able to fully implement our growth strategy.

Risks Specific To This Offering Could Have A Material Adverse Effect On Our Company

   The number of shares eligible for public sale after this offering could cause our stock price to decline. The sale of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. As of June 30, 2000, we had approximately 10,349,235 shares of common stock outstanding. Substantially all of these shares are eligible for immediate sale in the public market without restriction unless such shares are held by persons who are deemed to be our "affiliates" because they, directly or indirectly through one or more intermediaries, control, or are controlled by, or are under common control, with us. Based on shares outstanding as of June 30, 2000, upon completion of this offering, 2,741,546 shares will be held by our affiliates, which shares of common stock are subject to lock-up agreements between the holders of our shares and the representatives of the underwriters, pursuant to which the holders have agreed that they will not, directly or indirectly, sell or otherwise dispose of any shares of common stock, or securities or other rights convertible into or exchangeable or exercisable for any shares of common stock, for 90 days after the date of the offering without the prior written consent of Credit Suisse First Boston Corporation. Upon expiration of this period, the shares subject to the lock-up agreements will be eligible for sale under Rule 144, subject to volume and other limitations, other than the holding period requirement, of such rule. An additional 371,929 shares of common stock are issuable at various dates upon exercise of options granted to certain of our employees, officers, directors and consultants pursuant to stock option agreements. After the offering, our affiliates holding 2,731,346 shares of our common stock have registration rights. We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the common stock prevailing from time to time or on our ability to raise capital through an offering of our equity securities.

                                USE OF PROCEEDS

   We estimate the net proceeds from the sale of 200,000 shares of common stock by us at a public offering price of $50.00 per share, to be approximately $8,868,000, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including acquisitions.

   We will not receive any proceeds from the sale of shares by the selling stockholders.

                                DIVIDEND POLICY

   We have never paid cash dividends on our common stock. We currently anticipate retaining future earnings, if any, to finance internal growth and potential acquisitions. Payment of dividends in the future, if at all, will depend upon our earnings and financial condition and various other factors our directors may deem appropriate at the time. Our credit agreement restricts the payment of cash dividends.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is listed on the Nasdaq National Market System under the symbol "COCO." The approximate number of holders of record of our common stock as of August 31, 2000 was 21 and the number of beneficial owners is believed to be in excess of 750. Our common stock was first listed after the completion of our initial public offering of shares in February, 1999.

   The range of high and low sales prices of our common stock, as reported by the Nasdaq National Market System, for each applicable quarter in fiscal 1999, 2000 and 2001 is as follows:

                                                                   Price Range
                                                                    of Common
                                                                      Stock
                                                                  -------------
                                                                   High   Low
   1999:                                                          ------ ------
     Third Quarter (from February 5, 1999)....................... $25.00 $20.88
     Fourth Quarter..............................................  22.06  12.50

   2000:
     First Quarter............................................... $23.50 $13.88
     Second Quarter..............................................  24.13  16.63
     Third Quarter...............................................  27.25  15.88
     Fourth Quarter..............................................  25.75  15.50

   2001:
     First Quarter .............................................. $61.25 $23.00
     Second Quarter (through October 4, 2000) ...................  58.13  49.25

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 2000 on an actual basis, and as adjusted to reflect the sale of 200,000 shares of common stock by us at a public offering price of $50.00 per share, after deducting the underwriting discount and estimated offering expenses. This table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

                                                            June 30, 2000
                                                        ------------------------
                                                          Actual    As Adjusted
                                                        ----------- ------------
                                                        (Dollars in thousands,
                                                        except per share data)
   Cash and marketable investments..................... $    29,003 $    37,871
                                                        =========== ===========
   Total debt.......................................... $     2,332 $     2,332
   Stockholders' equity:
     Common stock, $0.0001 par value:
      Common stock, 40,000,000 shares authorized;
       9,172,675 shares outstanding actual and
       10,156,351 outstanding as adjusted..............           1           1
      Nonvoting common stock, 2,500,000 shares
       authorized; 1,176,560 shares outstanding actual
       and 392,884 outstanding as adjusted.............         --          --
     Additional paid-in capital........................      49,654      58,522
   Retained earnings...................................      19,348      19,348
                                                        ----------- -----------
     Total stockholders' equity........................      69,003      77,871
                                                        ----------- -----------
       Total capitalization............................ $    71,335 $    80,203
                                                        =========== ===========

   The number of shares of common stock issued and outstanding as of June 30, 2000 does not include:

  . 371,929 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $15.60 per share; and

  . 153,593 shares of common stock reserved for grants under our 1998 Performance Award Plan.

  The number of shares outstanding, as adjusted, includes the conversion of 783,676 shares of nonvoting common stock into our voting common stock by the selling stockholders in connection with this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected historical consolidated financial and other data are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statement of operations data and the balance sheet data set forth below for each of the five years ended June 30, 1996, 1997, 1998, 1999 and 2000, and as of June 30, 1996,
1997, 1998, 1999 and 2000 are derived from our audited consolidated financial statements. These historical results are not necessarily indicative of the results that may be expected in the future.

                                            Years Ended June 30,
                                 ----------------------------------------------
                                  1996     1997      1998      1999      2000
                                 -------  -------  --------  --------  --------
                                   (In thousands, except per share data)
Statement of Operations Data:
 Net revenues (1)..............  $31,498  $77,201  $106,486  $132,972  $170,734
                                 -------  -------  --------  --------  --------
 Operating expenses:
   Educational services........   18,594   50,568    65,927    76,425    92,757
   General and administrative..    3,298    8,101    10,777    13,961    16,346
   Marketing and advertising...    7,562   19,000    24,268    29,702    37,225
                                 -------  -------  --------  --------  --------
   Total operating expenses....   29,454   77,669   100,972   120,088   146,328
                                 -------  -------  --------  --------  --------
 Income (loss) from
  operations...................    2,044     (468)    5,514    12,884    24,406
 Interest expense (income),
  net..........................      274    2,524     3,305     1,678    (1,681)
 Other (income)................      --       --        --        --       (175)
                                 -------  -------  --------  --------  --------
 Income (loss) before income
  taxes and extraordinary
  (loss).......................    1,770   (2,992)    2,209    11,206    26,262
 Provision (benefit) for income
  taxes........................      722   (1,107)      988     4,703    10,840
                                 -------  -------  --------  --------  --------
 Net income (loss) before
  extraordinary (loss).........    1,048   (1,885)    1,221     6,503    15,422
 Extraordinary (loss) net of
  tax benefit..................      --       --        --     (2,011)      --
                                 -------  -------  --------  --------  --------
 Net income (loss).............  $ 1,048  $(1,885) $  1,221  $  4,492  $ 15,422
                                 =======  =======  ========  ========  ========
 INCOME (LOSS) ATTRIBUTABLE TO
  COMMON STOCKHOLDERS:
   Net income (loss) before
    extraordinary (loss).......  $ 1,048  $(1,885) $  1,221  $  6,503  $ 15,422
   Less preferred stock
    dividends..................     (111)    (118)     (365)     (355)      --
                                 -------  -------  --------  --------  --------
    Income (loss) before
     extraordinary (loss)
     attributable to common
     stockholders..............      937   (2,003)      856     6,148    15,422
   Extraordinary (loss)........      --       --        --     (2,011)      --
                                 -------  -------  --------  --------  --------
    Net income (loss)
     attributable to common
     stockholders .............  $   937  $(2,003) $    856  $  4,137  $ 15,422
                                 =======  =======  ========  ========  ========
 INCOME (LOSS) PER SHARE
  ATTRIBUTABLE TO COMMON
  STOCKHOLDERS:
  Basic --
   Income (loss) before
    extraordinary (loss).......  $  0.21  $ (0.41) $   0.16  $   0.85  $   1.49
   Extraordinary (loss)........      --       --        --      (0.28)      --
                                 -------  -------  --------  --------  --------
    Net income (loss)..........  $  0.21  $ (0.41) $   0.16  $   0.57  $   1.49
                                 =======  =======  ========  ========  ========
  Diluted --
   Income (loss) before
    extraordinary (loss).......  $  0.15  $ (0.41) $   0.12  $   0.72  $   1.48
   Extraordinary (loss)........      --       --        --      (0.24)      --
                                 -------  -------  --------  --------  --------
    Net income (loss)..........  $  0.15  $ (0.41) $   0.12  $   0.48  $   1.48
                                 =======  =======  ========  ========  ========
 Weighted average number of
  common shares outstanding:
  Basic........................    4,409    4,896     5,236     7,266    10,347
                                 =======  =======  ========  ========  ========
  Diluted......................    6,339    4,896     7,125     8,549    10,425
                                 =======  =======  ========  ========  ========

                                           Years Ended June 30,
                                ----------------------------------------------
                                 1996      1997     1998      1999      2000
                                -------  --------  -------  --------  --------
                                          (Dollars In thousands)
Other Data:
  EBITDA (2)................... $ 2,726  $  1,602  $ 8,573  $ 16,329  $ 28,204
  Cash flow provided by (used
   in):
    Operating activities.......     997       995   (3,373)    5,794    23,582
    Investing activities.......  (4,295)  (30,973)  (1,676)  (16,140)  (19,362)
    Financing activities.......   3,903    30,975    4,630     9,731    (1,121)
  Capital expenditures (3).....   1,046     5,936    1,926     2,790     4,182
  Number of colleges at end of
   period......................      16        36       35        37        44
  Student population at end of
   period......................   4,938    12,820   13,992    16,012    19,464
  Starts during the period
   (4).........................   5,834    13,673   18,261    21,008    24,660
Balance Sheet Data:
  Cash, cash equivalents and
   restricted cash (5)......... $ 2,024  $  3,831  $ 3,162  $  1,797  $  4,896
  Marketable investments.......     --        --       --     14,501    24,107
  Working capital..............   2,306     1,844      606    19,108    29,069
  Total assets.................  13,487    53,809   59,905    73,857    95,233
  Long-term debt, net of
   current maturities..........   2,537    36,168   31,535     3,396     2,230
  Redeemable preferred stock...   1,924     2,042    2,167       --        --
  Convertible preferred stock..     --        --     5,174       --        --
  Total stockholders' equity... $ 2,124  $    121  $   977  $ 53,536  $ 69,003

---------------------
(1) Represents student tuition and fees and bookstore sales, net of refunds. Year ended June 30, 1996 includes a non-recurring management fee of approximately $2.1 million earned by us for managing certain colleges owned by National Education Corporation during the first six months of that year.

(2) EBITDA equals earnings before interest, taxes, depreciation and amortization, including amortization of deferred financing costs. For the year ended June 30, 1999, EBITDA excludes the extraordinary loss from early extinguishment of debt which amounted to $2.0 million (net of $1.5 million tax benefit). EBITDA is presented because we believe it allows for a more complete analysis of our results of operations. EBITDA should not be considered as an alternative to, nor is there any implication that it is more meaningful than, any measure of performance or liquidity as promulgated under GAAP.

(3) Year ended June 30, 1997 includes approximately $3.4 million for real estate acquired in connection with the acquisition of certain schools from Philips Colleges, Inc.

(4) Represents the new students starting school during the periods presented.

(5) Includes approximately $200,000, $1.0 million, $760,000, $10,000 and
    $10,000 of restricted cash at June 30, 1996, 1997, 1998, 1999 and 2000, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the related notes included in another part of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of a number of factors, including those set forth in "Risk Factors," and elsewhere in this prospectus.

Background and Overview

   As of June 30, 2000, we operated 44 colleges, with more than 19,400 students, in 18 states. During the fiscal year ended June 30, 2000, our company had net revenues of $170.7 million. Our revenues consist principally of student tuition, enrollment fees and bookstore sales, and are presented as net revenues after deducting refunds.

   Net revenues increased 28.4% to $170.7 million in 2000 from $133.0 million in 1999. The increase is largely the result of a 15.7% increase in the average student population and a 10.6% increase in the average tuition rate per student during the period. Tuition revenues, which represented 91.8% of fiscal 2000 total net revenues, fluctuate with the aggregate enrolled student population and the average program or credit hour charge. The student population varies depending on, among other factors, the number of (i) continuing students at the beginning of a fiscal period, (ii) new student enrollments during the fiscal period, (iii) students who have previously withdrawn but who reenter during the fiscal period, and (iv) graduations and withdrawals during the fiscal period. New student starts occur on a monthly basis in the diploma-granting colleges. In the degree-granting colleges, the majority of new student starts occur in the first month of each calendar quarter with an additional "mini-start" in the second month of each quarter in most colleges. The tuition charges vary by college depending on the local market, the program level, such as diploma, or associate's, bachelor's or masters degree, and the specific curriculum.

   The majority of students at our colleges rely on funds received under various government sponsored student financial aid programs to pay a substantial portion of their tuition and other education-related expenses. In fiscal 2000, approximately 77% of our net revenues, on a cash basis, was derived from federal student financial aid programs.

   We categorize our expenses as educational services, general and administrative, and marketing and advertising. Educational services expense is primarily comprised of those costs incurred to deliver and administer the education programs at the colleges, including faculty and college administration compensation; education materials and supplies; college facility rent and other occupancy costs; bad debt expense; depreciation and amortization of college property, equipment and goodwill; and default management and financial aid processing costs.

   General and administrative expense consists principally of those costs incurred at the corporate and regional level in support of college operations, except for marketing and advertising related costs. Included in general and administrative costs are company executive management, corporate staff and regional operations management compensation; rent and other occupancy costs for corporate headquarters; depreciation and amortization of corporate property, equipment and intangibles; and other expenses incurred at corporate headquarters.

   Marketing and advertising expense includes compensation for college admissions staff, regional admissions directors, corporate marketing and advertising executive management, and staff and all advertising and production costs.

Acquisitions

   Since our inception, we have completed the following acquisitions, each of which was accounted for as an asset purchase using the purchase method of accounting, and the results of their operations are included in our consolidated results of operations since their respective dates of acquisition:

   On June 30, 1995, we acquired five colleges from National Education Corporation. As part of the same transaction, we subsequently acquired from National Education Corporation a second group of five colleges on September 30, 1995 and an additional six colleges on December 31, 1995. The adjusted purchase price for all 16 colleges was approximately $4.7 million in cash.

   On July 1, 1996, we acquired one college from Repose, Inc., for a purchase price of $250,000 in cash.

   On August 31, 1996, we acquired one college from Concorde Career Colleges, Inc., for a purchase price of $350,000 in cash.

   On October 17, 1996, we acquired 18 colleges from Phillips Colleges, Inc., for an adjusted purchase price of approximately $23.6 million in cash.

   On January 18, 2000, we acquired substantially all of the assets of Harbor Medical College, which operated one college in Torrance, California, for approximately $300,000 in cash.

   On April 1, 2000, we acquired substantially all of the assets of the Georgia Medical Institute, which operated three colleges in the greater Atlanta, Georgia metropolitan area, for approximately $7.0 million in cash.

   On June 1, 2000, we acquired substantially all of the assets of Academy of Business College, which operated one college in Phoenix, Arizona, for approximately $1.0 million in cash.

Results of Operations

   Comparisons of results of operations between fiscal year ended June 30, 2000 and fiscal years ended June 30, 1999 and 1998 are difficult due to the acquisitions of five campuses in fiscal 2000, the opening of two branch campuses in fiscal 2000 and the opening of two additional branch campuses in fiscal 1999.

   The following table summarizes our operating results as a percentage of net revenues for the periods indicated.

                                                               Years Ended
                                                                June 30,
                                                            -------------------
                                                            1998   1999   2000
                                                            -----  -----  -----
   Statement of Operations Data:
     Net revenues.......................................... 100.0% 100.0% 100.0%
                                                            -----  -----  -----
   Operating expenses:
     Educational services..................................  61.9   57.5   54.3
     General and administrative............................  10.1   10.5    9.6
     Marketing and advertising.............................  22.8   22.3   21.8
                                                            -----  -----  -----
       Total operating expenses............................  94.8   90.3   85.7

     Income from operations................................   5.2    9.7   14.3
     Interest expense (income), net........................   3.1    1.3   (1.0)
     Other (income)........................................   --     --    (0.1)
                                                            -----  -----  -----

     Income before income taxes............................   2.1    8.4   15.4
     Provision for income taxes............................   0.9    3.5    6.4
                                                            -----  -----  -----
     Net income before extraordinary (loss)................   1.2    4.9    9.0
     Extraordinary (loss), net of tax benefit..............   --    (1.5)   --
                                                            -----  -----  -----
       Net income..........................................   1.2%   3.4%   9.0%
                                                            =====  =====  =====

Year Ended June 30, 2000 Compared to Year Ended June 30, 1999

   Net Revenues. Net revenues increased $37.8 million, or 28.4%, from $133.0 million in fiscal 1999 to $170.7 million in fiscal 2000 due primarily to a 15.7% increase in the average student population during the year and a 10.6% increase in the average tuition rate per student. At June 30, 2000, the total student population was 19,464, compared with 16,012 at June 30, 1999. Same school student population increased 13.0% as of June 30, 2000.

   In connection with our acquisition of 18 colleges from Phillips Colleges, Inc. in fiscal 1997, we honored certain fixed price commitments to students already in school ("grandfathered students") when we acquired those colleges. As a result, over the last several years, including fiscal 2000, our average tuition rate per student has increased more dramatically than the actual tuition price increases at our schools. This is as a result of the changing mix of new to grandfathered students, as the latter students have graduated or discontinued their education. With virtually all grandfathered students having now graduated or discontinued their education, we expect year-over-year increases in the average tuition rate per student to more closely track the actual tuition price increases implemented.

   Educational Services. Educational services expense increased $16.3 million, or 21.4%, from $76.4 million in fiscal 1999 to $92.8 million in fiscal 2000. The increase was due primarily to the 15.7% increase in the average student population and wage increases for employees. Additionally, a number of colleges were moved to larger upgraded facilities, two new branches were opened, and five campuses were acquired. As a percentage of net revenues, educational services expense decreased from 57.5% to 54.3%.

   General and Administrative. General and administrative expense increased $2.4 million, or 17.1%, from $14.0 million in fiscal 1999 to $16.4 million in fiscal 2000. The increase was primarily a result of (i) additional headquarters staff to support operations, (ii) wage increases for employees, (iii) higher management incentive compensation due to our performance, (iv) increased travel and training, and (v) one-time Year 2000 remediation expenses. As a percentage of net revenues, general and administrative expense decreased from 10.5% to 9.6%.

   Marketing and Advertising. Marketing and advertising expense increased $7.5 million, or 25.3%, from $29.7 million in fiscal 1999 to $37.2 million in fiscal 2000, primarily due to the increased volume of advertising and additional admissions staff necessary to support the 17.4% increase in starts. Also contributing to the increase was advertising cost inflation and wage increases for employees. As a percentage of net revenues, marketing and advertising expense decreased from 22.3% to 21.8%.

   Income From Operations. Income from operations increased 89.4% to $24.4 million, or 14.3% of revenues in fiscal 2000, compared to $12.9 million, or 9.7% of revenues in fiscal 1999.

   Interest Income, Net. Interest income (net of interest expense of $0.4 million) amounted to $1.7 million in fiscal 2000 compared to interest expense (net of interest income of $0.7 million) of $1.7 million in fiscal 1999. In the third quarter of fiscal 1999, we retired approximately $35.8 million of long-term debt and, as such, did not incur the related interest expense during fiscal 2000. Additionally, as a result of increased earnings and related cash flow available for investing, interest income increased by $1.3 million in fiscal 2000 when compared to fiscal 1999.

   Provision for Income Taxes. The effective income tax rate for fiscal 2000 decreased to 41.3% of income before taxes compared to 42.0% of income before taxes in fiscal 1999.

   Net Income. Net income for fiscal 2000 increased 243% to $15.4 million, or 9.0% of revenues, compared to net income of $4.5 million, or 3.4% of revenues, for fiscal 1999. Net income for fiscal 1999 includes an extraordinary loss from the early retirement of debt of $2.0 million (net of $1.5 million from income tax benefits).

Year Ended June 30, 1999 Compared to Year Ended June 30, 1998

   Net Revenues. Net revenues increased $26.5 million, or 24.9%, from $106.5 million in fiscal 1998 to $133.0 million in fiscal 1999 due primarily to a 12.4% increase in the average student population during the year and a 9.7% increase in the average tuition rate per student. At June 30, 1999, the total student population was 16,012 compared with 13,992 at June 30, 1998. Except for 151 students in the two new branches opened in March and April, 1999, the increase in student population was all "same school" growth.

   Educational Services. Educational services expense increased $10.5 million, or 15.9%, from $65.9 million in fiscal 1998 to $76.4 million in fiscal 1999. The increase was due primarily to the 14.4% increase in the student population and wage increases for employees. Additionally, a number of colleges were moved to larger upgraded facilities, two new branches were opened, and annual lease escalations took place during the year resulting in higher facility-related expenses. As a percentage of net revenues, educational services expense decreased from 61.9% to 57.5%.

   General and Administrative. General and administrative expense increased $3.2 million, or 29.5%, from $10.8 million in fiscal 1998 to $14.0 million in fiscal 1999. The increase was primarily a result of (i) additional headquarters staff to support operations, (ii) wage increases for employees, (iii) higher management incentive compensation due to our performance, (iv) increased travel and training, and (v) the one-time Year 2000 remediation expenses. As a percentage of net revenues, general and administrative expense increased from 10.1% to 10.5%. However, if the one-time Year 2000 remediation expenses were excluded, the general and administrative expense would be 9.9% of net revenues for 1999.

   Marketing and Advertising. Marketing and advertising expense increased $5.4 million, or 22.4%, from $24.3 million in fiscal 1998 to $29.7 million in fiscal 1999, primarily due to the increased volume of advertising and additional admissions staff necessary to support the 15% increase in starts. Also contributing to the increase was advertising cost inflation and wage increases for employees. As a percentage of net revenues, marketing and advertising expense decreased from 22.8% to 22.3%.

   Income From Operations. Income from operations increased 133% to $12.9 million in fiscal 1999, or 9.7% of revenues, compared to $5.5 million, or 5.2% of revenues in fiscal 1998.

   Interest Expense, Net. Net interest expense decreased $1.6 million, or 49.2%, from $3.3 million in fiscal 1998 to $1.7 million in fiscal 1999, due primarily to the repayment of debt with a portion of the proceeds from our initial public offering in February 1999.

   Provision for Income Taxes. The provision for income taxes increased $3.7 million from $1.0 million in fiscal 1998 to $4.7 million in fiscal 1999. The effective tax rate decreased from 44.7% to 42.0% as a result of a reduction in the state income tax component.

   Income before Extraordinary Loss. Income before extraordinary loss increased $5.3 million, or 433%, from $1.2 million in fiscal 1998 to $6.5 million in fiscal 1999, due primarily to the factors discussed above.

   Extraordinary Loss. In fiscal 1999 we recorded an extraordinary loss of $2.0 million (net of a $1.5 million tax benefit) related to a prepayment penalty and the write-off of deferred loan fees associated with the early extinguishment of debt with a portion of the proceeds from the initial public offering, compared to no extraordinary items in fiscal 1998.

   Net Income. Net income increased $3.3 million, or 268%, from $1.2 million in fiscal 1998 to $4.5 million in fiscal 1999 as a result of the factors discussed above.

Seasonality

   Our revenues normally fluctuate as a result of seasonal variations in our business, principally in its total student population. Student population varies as a result of new student enrollments and student attrition. Historically, our colleges have had lower student populations in the first fiscal quarter than in the remainder of the year. Our expenses, however, do not vary as significantly as student population and revenues. We expect quarterly fluctuations in operating results to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of acquisitions, new school openings, new program introductions and increased high school enrollments. The operating results for any quarter are not necessarily indicative of the results for any future period. See Note 13 of the Consolidated Financial Statements included elsewhere herein.

Liquidity and Capital Resources

   In February 2000, we entered into an Amended and Restated Loan Agreement, our "Credit Facility," for $10.0 million with Union Bank of California, which expires in September 2002. The Credit Facility includes a non-usage fee of 1/8% per year on the unused portion and borrowings will bear interest at LIBOR plus 150 basis points. At September 2002, any outstanding acquisition advances, as defined by the Credit Facility, will be converted into a three year amortizing term loan. The Credit Facility requires us to meet various financial covenants with which we were in compliance as of June 30, 2000. There were no borrowings outstanding at June 30, 2000 and June 30, 1999 and average daily borrowings outstanding amounted to $20,000 in fiscal 2000. The Credit Facility provides for a standby letter of credit sub-limit of $2.0 million, of which $218,000 was issued and $1.8 million was available as of June 30, 2000.

   Working capital amounted to $29.1 million as of June 30, 2000 and $19.1 million as of June 30, 1999 and the current ratios were 2.3:1 and 2.2:1, respectively.

   Cash flows provided by operating activities amounted to $23.6 million in fiscal 2000 compared to $5.8 million in fiscal 1999. Cash used in operating activities amounted to $3.4 million in 1998. The increase in cash provided by operating activities in fiscal 2000 was due to increased earnings, reductions in student receivables, increases in accounts payable, accrued expenses and prepaid tuition. The increase in cash provided by operating activities in fiscal 1999 was due to increases in student receivables and prepaid and other current assets, partially offset by increases in accounts payable and increases in accrued expenses, net income and prepaid tuition. Cash used in operating activities of $3.4 million in fiscal 1998 was due to increases in accounts receivable and student notes receivable, deferred income taxes and prepaid tuition.

   Cash flows used in investing activities amounted to $19.4 million in fiscal 2000, $16.1 million in fiscal 1999 and $1.7 million in fiscal 1998. The change in cash flows used in investing activities is due primarily to the acquisition of colleges, net of liabilities assumed, capital expenditures, net of proceeds from asset dispositions, and from changes in restricted cash and in marketable investments. During fiscal 2000, we completed the acquisition of substantially all of the assets of five colleges in three separate transactions for a combined purchase price of $8.3 million in cash, including $0.7 million of liabilities assumed or paid. The amount paid in excess of the fair market value of the assets acquired, net of liabilities assumed, was $7.9 million and was allocated to goodwill and is being amortized over 40 years. The acquisitions were accounted for using the purchase method of accounting and their respective results of operations are included in our consolidated results of operations since their respective acquisition dates.

   Capital expenditures amounted to $4.2 million in fiscal 2000, $2.8 million in fiscal 1999 and $1.9 million in fiscal 1998. Capital expenditures were incurred to open two new branches in each of fiscal 2000 and 1999, for purchases of equipment to accommodate the increasing student population and to continue to upgrade existing schools and equipment. Capital expenditures were also incurred to relocate, remodel and enlarge campuses. During fiscal 2000, two campuses were relocated and one campus was remodeled. During fiscal 1999, five campuses were relocated and one campus was remodeled and during fiscal 1998, six campuses were relocated and one campus was remodeled. In June 2000, we sold one of our Colorado facilities and subsequently leased the facility back at rents which approximate fair market rents. Net proceeds from the sale were approximately $2.0 million and the gain on the sale of the facility was approximately $1.0 million which will be amortized into income over the term of the lease. We believe that our capital expenditures for fiscal 2001 will approximate $6.0 million.

   During fiscal 2000 and fiscal 1999, marketable securities increased by $9.6 million and $14.5 million, respectively.

   Net cash used in financing activities amounted to $1.1 million in fiscal 2000. Net cash provided from financing activities amounted to $9.7 million in fiscal 1999 and $4.6 million in fiscal 1998. During fiscal 2000, net cash used in financing activities consisted primarily of payments on long-term debt. During fiscal 1998, net cash provided by financing activities amounted to $4.6 million and consisted primarily of proceeds from the issuance of convertible preferred stock, net of reductions in long-term debt. During fiscal 1999, net cash provided by financing activities amounted to $9.7 million primarily from the our initial public offering in February 1999.

Initial Public Stock Offering

   In February 1999, we issued and sold 2,700,000 shares of common stock at a price of $18.00 per share in our initial public offering, or "IPO." We received total net proceeds, after deduction of underwriting discounts, of approximately $45.2 million. After the IPO, we applied $1.9 million of the proceeds to the expenses of the IPO, repaid $22.6 million of senior indebtedness, including a prepayment penalty of $2.6 million, repaid $5.0 million of subordinated indebtedness, repaid $3.0 million of outstanding credit facility borrowings, redeemed $2.2 million in redeemable preferred stock, including accumulated dividends, and paid accumulated dividends of $0.5 million on convertible preferred stock. The remaining $10.0 million of proceeds were available for general corporate purposes. In conjunction with the early retirement of debt in February 1999, we recorded a $2.0 million extraordinary loss, net of tax benefit of $1.5 million, resulting from prepayment penalties and the write-off of deferred loan fees associated with the indebtedness. In February 1999, we received $187,312 from five of our executive officers as full payment for notes receivable from these executive officers, plus the accumulated interest on the notes.

   We believe that our working capital, cash flow from operations, access to operating leases and borrowings from our Credit Facility will provide us with adequate resources for ongoing operations through fiscal 2001 and currently identified expansion and planned capital expenditures.

Quantitative and Qualitative Disclosure about Market Risk

   We do not utilize interest rate swaps, forward or option contracts on foreign currencies or commodities, or other types of derivative financial instruments. Our only assets or liabilities which are subject to risks from interest rate changes are (i) mortgage debt in the aggregate amount of $2.3 million, (ii) notes receivable from students in the aggregate amount of $4.1 million, and (iii) marketable investments of $24.1 million, all as of June 30, 2000. Our mortgage debt, student notes receivable, and marketable investments are all at fixed interest rates. We do not believe we are subject to material risks from reasonably possible near-term changes in market interest rates.

Recent Developments

   On September 4, 2000, we signed an agreement to acquire substantially all of the assets of Educorp, Inc., a proprietary school company with four campuses in the Los Angeles metropolitan area. As of the end of August 2000, Educorp had approximately 1,375 students. The purchase price for Educorp's assets will be approximately $12.0 million in cash. On September 10, 2000, we signed an agreement to acquire substantially all of the assets of Computer Training Academy, Inc., which includes two campuses in the San Jose, California area and had approximately 500 students as of August 31, 2000. The purchase price for Computer Training Academy's assets will be approximately $5.4 million in cash. We expect to complete both of these transactions during the second quarter of fiscal 2001, subject to the satisfaction of certain customary conditions to closing, including the receipt of regulatory approvals from the State of California, although we can give no assurance that these transactions will be completed at that time, or at all.

New Accounting Pronouncements

   For fiscal 2000, we were required to adopt Statement of Position ("SOP") No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" and SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." The adoptions of SOP No. 98-1, and SOP No. 98-5 did not have a material impact on our presentation of financial position or results of operations.

   For fiscal 2001, we will be required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS No. 133 is not expected to have a material adverse effect on our financial position or results of operations.

   Additionally, on or before June 30, 2001, we will be required to adopt Staff Accounting Bulletin 101 ("SAB 101"). SAB 101 requires us to change our accounting method of revenue recognition of certain one-time non-refundable fees from immediate recognition, to amortizing the fees into revenues over the period of active enrollment of the student. We have completed preliminary calculations with respect to SAB 101 upon adoption and we anticipate a charge to earnings of approximately $0.03 per diluted common share, which will be accounted for as a cumulative effect from a change in accounting principal.

                                    BUSINESS

Overview

   Our company is one of the largest private, for-profit, post-secondary education companies in the United States, with more than 19,400 students enrolled as of June 30, 2000. We currently operate 45 colleges in 18 states, including ten in California, nine in Florida, and four in Georgia and serve the large and growing segment of the population seeking to acquire career-oriented education. Our schools generally enjoy long operating histories and strong franchise value in their local markets.

   We offer a variety of master's, bachelor's and associate's degrees and diploma programs through two operating divisions. Our Corinthian Schools division operates diploma-granting schools in the healthcare, electronics and information technology fields and seeks to provide its students a solid base of training for a variety of entry-level positions. Our Rhodes Colleges division operates degree-granting schools principally in the business, healthcare and information technology areas and provides its students with professional education to succeed in today's competitive workplace. Both divisions receive strategic direction and operational support from senior management and corporate staff.

   Our company is led by David G. Moore, our President and Chief Executive Officer, and an experienced executive management team. Our team of eight executives, including Mr. Moore, has an average of approximately 12 years experience in various fields of education and an average of approximately ten years in the for-profit, post-secondary education industry. We currently have five regions, each headed by a regional operations director and a regional admissions director. This regional structure is supported by our proprietary management information system, which links all of our colleges and provides management with real-time access to marketing reports, lead tracking, academic records, grades, transcripts and placement information.

Industry Background

   The market for post-secondary education is large and growing, with total expenditures expected to increase 42.0% (in constant dollars) between 1998 and 2010 (from $213 billion to $303 billion) and student enrollment, 19.5% (from
14.6 million to 17.5 million). The private, for-profit, post-secondary education industry is highly fragmented. Of the approximately 6,000 post-secondary institutions that are eligible to participate in federal financial aid programs, approximately one-third are private, for-profit institutions. We believe the growing demand for skilled labor, positive demographic trends, the economic value of post-secondary education to students and budgetary constraints at public colleges will combine to broaden the market for our services over the next decade.

   Growing Demand for Skilled Labor. According to the Bureau of Labor Statistics, demand for professional and technical jobs in the United States continues to grow. The percentage of professional and technical jobs grew from 15.7% in 1988 to 17.6% in 1998 and is projected to grow to 19.4% in 2008. The total number of professional and technical jobs in the year 2008 is projected to reach more than 31.0 million, an increase of 6.4 million jobs over 1998. Growth in certain sectors of the economy is expected to be particularly high. The Bureau of Labor Statistics projects that jobs in the healthcare and technology-related fields will significantly outpace the growth of the overall labor market over the next several years. The demand for computer support specialists and entry-level medical assistants, for instance, is expected to grow more than 102.3% and 57.8%, respectively, from 1998 to 2008. We believe the economy is also generating increased demand for business professionals. According to the Bureau of Labor Statistics, employment in service producing industries will increase faster than the national average, with growth of 17.1% between 1998 and 2008. Business, health and education services will account for more than 60% of the growth within the service sector.

   Positive Demographic Trends. Favorable demographic shifts are expected to occur over the next decade as children of "baby boomers" reach adulthood and seek post-secondary education. For the first time in more than 25 years, the number of new high school graduates is increasing. The DOE projects a 13.7% increase in annual high school graduates by the year 2008, from 2.7 million in 1998 to 3.1 million in 2010, and high school graduates are pursuing post-secondary education at higher rates. In 1996, 65% of new high school graduates pursued post-secondary education, compared with 53% in 1986. The number of young adults that do not graduate high school is also growing and these non-high school graduates can also benefit from career-oriented education, including training for entry level skilled positions in healthcare and other growing industries. According to the DOE's National Center for Educational Statistics, the number of adult enrollments, aged 25 and older, is also expected to grow, reaching 6.8 million by 2010.

   Economic Value of Post-Secondary Education. Post-secondary education leads to significant and measurable improvements in a person's financial prospects and we believe that the public is increasingly aware of this relationship. On average, a person with an associate's degree earns 30% more than a high school graduate, while a person with a bachelor's degree earns 77% more than a high school graduate. Independent research studies have demonstrated that prospective students consider these benefits in making their education decisions.

   Budgetary Constraints at Public Colleges. Limited recent growth in federal, state and local budgets for post-secondary education has caused budgetary constraints among traditional colleges and made additional facility expansion difficult. At the same time, the number of private, for-profit, post-secondary institutions has remained relatively constant over the last three years. We believe that these factors, combined with significant barriers to entry for new proprietary education companies, create significant opportunities for well-capitalized, proprietary institutions.

Operating Strategy

   We have increased enrollment and improved profitability through the successful implementation of our operating strategy developed with our management's extensive industry experience. Key elements of our operating strategy include the following:

   Focus on Attractive Markets. We design our educational programs to benefit from favorable demographic trends. Our diploma-granting colleges provide programs in healthcare and technology related fields, allowing us to capitalize on the growth in entry-level positions in these industries. Our degree-granting colleges, with their business focus, and modern facilities and equipment and excellent faculty, seek to provide students with specific knowledge and skills necessary to advance in business and industry. Our geographic strategy is to build a strong competitive position in attractive and growing local markets where we can take advantage of operating efficiencies and benefit from favorable demographic trends. For example, we moved into the Atlanta, Georgia market, one of the fastest growing metropolitan areas in the country, with four new schools in fiscal 2000. Additionally, we are well positioned, with ten schools in California and nine schools in Florida, to benefit from the population growth in these states which is expected to exceed the national average over the next several years.

   Centralize Key Functions. In order to capitalize on the experience of our senior management and encourage best practices, we have established a regional management organization to divide responsibilities among school administrators, regional administrators and senior management. Since our initial public offering in February 1999, we have created a new Southeast region to help manage our recent acquisitions and branches, particularly our five new schools in Virginia and Georgia.

   Local school administrators retain control of, and accountability for, the day-to-day academic, operational and financial performance of their individual schools and receive appropriate financial incentives. The corporate management team controls key operational functions such as financial aid management, marketing, curriculum development, staff training, human resources and centralized purchasing, which we believe enables us to achieve significant operating efficiencies. For example, our corporate headquarters controls the advertising function and utilizes our proprietary management information system to analyze the effectiveness of our marketing efforts and make timely and efficient decisions regarding the allocation of marketing resources at individual colleges.

   Emphasize Student Outcomes. We believe that positive student outcomes are a critical driver of our long-term success. Accordingly, we devote substantial resources to maintaining and improving our retention and placement rates. Modest increases in student retention can have a significant impact on our profitability and high graduation and placement rates enhance a school's reputation and marketability, increase referrals and improve cohort default rates. We have studied attrition patterns and implemented a variety of programs, including tutoring, advising, ride-sharing and referral programs, all of which are designed to improve student retention. We utilize a curriculum development team and advisory boards comprised of local business professionals to help maintain our current, market driven curricula that provide the foundation of our placement effort. We also maintain dedicated, full-time placement personnel at each school that undertake extensive placement efforts, including recruiting prospective employers, helping students prepare resumes, conducting practice interviews, establishing internship programs and tracking students' placement success on a monthly basis. As a result of our efforts in this area, 86% of our graduates in calendar 1999 who were "available for placement," as defined by industry and accreditation standards, were placed in a job for which they had trained within six months after graduation.

   Create a Supportive and Friendly Learning Environment. We view our students as customers and seek to provide a supportive and convenient learning environment where student satisfaction is achieved. We offer a flexible schedule of classes, providing our students with the opportunity to attend classes throughout the day, as well as nights and weekends. Schools operate year-round, permitting students to complete their course of study more quickly. We limit class sizes and focus the efforts of our faculty on teaching students rather than research. Personal interaction between students and faculty is encouraged and we offer several support programs, such as on-campus advising and tutoring, which are designed to help students successfully complete their course of study. We also maintain a toll-free student hotline to address and help resolve student concerns.

Growth Strategy

   We intend to achieve continued growth in revenues and profitability by pursuing the following components of our growth strategy:

   Enhance Growth at Existing Campuses. We have enhanced growth at existing campuses through the following measures:

     Curriculum Expansion and Development. We have refined, developed and added curricula based on market research and the recommendations of our faculty, employees, industry advisory board members and our curriculum development team. We believe considerable opportunities exist for curriculum expansion and expect to continue developing and adding new curricula and selectively replicating existing programs at new locations, including introducing our longer-term programs more broadly. In fiscal 2000, we developed four new programs and implemented those programs in an aggregate of 18 locations. Additionally we replicated a total of 32 programs in 17 locations.

     Integrated and Centralized Marketing Program. We have increased student enrollment at our existing, newly opened and acquired schools by employing an integrated marketing program that utilizes an extensive direct response advertising campaign delivered through television, newspaper, direct mail and the Internet. In addition, we began a significant sales and marketing effort directed at high school guidance counselors in fiscal 2000. A professional marketing staff at our headquarters coordinates marketing efforts through an in-bound call center and the sophisticated real-time leads tracking capability of our proprietary management information system.

     Facilities Enhancement and Expansion. In order to expand capacity to meet enrollment demand, as well as to improve the location and appearance of its facilities, we have relocated, and will continue to systematically relocate, selected colleges within their respective markets to larger, enhanced facilities upon lease expiration. Since 1995, 17 colleges have been relocated and an additional seven campuses have been either remodeled or enlarged. As of August 15, 2000, the total square footage of our campuses was approximately 906,000 square feet.

   Establish Additional Locations. Since our initial public offering in February 1999, we have opened and successfully integrated five branch campuses into our operations. Of the five branch campuses, two were opened in each of fiscal 2000 and fiscal 1999, and one was opened in mid July 2000, during fiscal 2001. A key advantage of this strategy is that students attending new campuses branched from existing campuses have immediate access to federally funded student financial aid. Students attending new campuses that are not branched from an existing campus must wait at least two years before they are eligible to participate in federal student financial aid programs. We believe that opening new branch campuses will allow us to enter new geographic markets, create additional capacity in existing markets and effectively leverage our infrastructure and curriculum library.

   Acquire Accredited Colleges. Since our founding in 1995, acquisitions have been an important part of our growth strategy. Of the 45 campuses that we currently operate, 40 have been acquired and successfully integrated into our operations. During fiscal 2000, we acquired and successfully integrated five campuses. Additionally, on September 4, 2000, we signed an agreement to acquire substantially all the assets of Educorp, Inc. a proprietary education company with four campuses in Southern California, and approximately 1,375 students as of August 31, 2000. On September 10, 2000, we signed an agreement to acquire substantially all of the assets of Computer Training Academy, Inc., which includes two campuses in the San Jose, California area and had approximately 500 students as of August 31, 2000. We expect to complete both of these transactions during the second quarter of fiscal 2001, subject to the satisfaction of certain customary conditions to closing and the receipt of regulatory approvals from the State of California. To evaluate acquisition opportunities, we have established several criteria, such as demographics, curricula, geographic proximity to our existing campuses and selected financial measurements.

   Expand Service Areas and Delivery Models. We intend to expand our distance learning and contract training initiatives.

     Distance Learning. We believe that distance learning will become an increasingly important component of the higher education market. During fiscal 1999, we began offering selected courses over the Internet to our students and currently offer courses over the Internet at twelve campuses. We expect to continue to expand these offerings at selected campuses in fiscal 2001 and are actively pursuing relationships with technology providers to capitalize on additional distance learning opportunities.

     Contract Training. We employ a full-time contracts administrator and actively pursue corporate training opportunities and other state and federal programs. Although we do not derive a significant portion of our revenues from contract training, we believe that the corporate training arena is an attractive market and that our curricula and national market presence address the needs of a variety of employers.

Programs of Study

   Our diploma programs are intended to provide students with the requisite knowledge and job skills for entry-level positions in their chosen career field. Our degree programs are primarily designed to help career-oriented adults advance in business and industry. Our curriculum development team has responsibility for maintaining high quality, market driven curricula. Each college also utilizes advisory boards to help evaluate and improve the curriculum for each program offered. These advisory boards meet at least twice a year and are comprised of local industry and business professionals. Board members provide valuable input regarding changes in the discipline, new technologies and any other factors that require curriculum adjustments.

   Among the diploma-granting colleges, the curriculum principally includes medical assisting, dental assisting, medical office management, information technology, business operation, medical administrative assistant, dialysis technician, respiratory therapy technician, and electronics and computer technology. Medical assisting is the most popular program of study, often accounting for 60% or more of the student body at any given diploma-granting campus. Six of the National Institute of Technology, or "NIT," colleges also offer electronics technology, network administration and Microsoft Office User Specialist. At these colleges, the student population is generally split between technology programs and medical assisting. The curriculum at the degree-granting colleges includes accounting, business administration, computer information technology, hospitality management, marketing, criminal justice, medical assisting, paralegal, commercial art, court reporting, film and video and travel and tourism. Most programs lead to an associate's degree, while at the Florida Metropolitan University, or "FMU," campuses most programs also lead to a bachelor's degree. Master's degrees are also offered at FMU in business administration and criminal justice.

   Diploma programs generally have a duration of 8-19 months, depending on the course of study. Associate's degree programs have a duration of 18-24 months, bachelor's degree programs last 36-48 months and master's degree programs have a duration of 24 months, except for the executive MBA, which is 12 months. As of June 30, 2000, we had 7,874 students enrolled in associate's programs, 1,801 enrolled in bachelor's programs, 423 enrolled in master's programs, and 9,366 enrolled in diploma programs.

   The following table reflects our schools, their locations and principal curricula. In the table below, programs offered are designated as follows: healthcare (HC), business (B), information technology and/or electronics (IT), and criminal justice (CJ).

                                                                     Principal
Degree-Granting Colleges                                             Curricula
------------------------                                           -------------
Blair College, Colorado Springs, CO..............................  HC, B, IT, CJ
Duff's, Pittsburgh, PA...........................................  HC, B, IT, CJ
FMU, Brandon, FL.................................................  HC, B, IT, CJ
FMU, Ft. Lauderdale, FL..........................................    B, IT, CJ
FMU, Jacksonville, FL............................................    B, IT, CJ
FMU, Lakeland, FL................................................  HC, B, IT, CJ
FMU, Melbourne, FL...............................................  HC, B, IT, CJ
FMU, Orlando, FL North...........................................  HC, B, IT, CJ
FMU, Orlando, FL South...........................................  HC, B, IT, CJ
FMU, Pinellas, FL................................................  HC, B, IT, CJ
FMU, Tampa, FL...................................................  HC, B, IT, CJ
Las Vegas College, Las Vegas, NV.................................  HC, B, IT, CJ
Mountain West College, Salt Lake City, UT........................  HC, B, IT, CJ
Parks College, Thornton, CO......................................  HC, B, IT, CJ
Parks College, Aurora, CO........................................  HC, B, IT, CJ
RBI, Rochester, NY...............................................      B, IT
Rhodes College, Phoenix, AZ......................................    B, IT, CJ
Springfield College, Springfield, MO.............................  HC, B, IT, CJ
Western Business College, Vancouver, WA..........................  HC, B, IT, CJ
Western Business College, Portland, OR...........................  HC, B, IT, CJ

                                                                  Principal
Diploma-Granting Colleges                                         Curricula
-------------------------                                         ---------
Bryman, Brighton, MA.............................................    HC
Bryman, El Monte, CA............................................. HC, B, IT
Bryman, Gardena, CA..............................................    HC
Bryman, Los Angeles, CA..........................................    HC
Bryman, New Orleans, LA..........................................    HC
Bryman, Anaheim, CA..............................................    HC
Bryman, San Francisco, CA........................................    HC
Bryman, San Jose, CA North.......................................    HC
Bryman, San Jose, CA South.......................................    HC
Bryman, Reseda, CA...............................................    HC
Bryman, Sea Tac, WA..............................................    HC
GMI, Atlanta, GA.................................................    HC
GMI, Jonesboro, GA...............................................    HC
GMI, Marietta, GA................................................    HC
Harbor Medical College, Torrance, CA.............................    HC
Kee Business College, Newport News, VA........................... HC, B, IT
Kee Business College, Chesapeake, VA............................. HC, B, IT
NIT, Atlanta, GA.................................................  HC, IT
NIT, Cross Lanes, WV.............................................  HC, IT
NIT, Greenspoint, TX.............................................   HC, B
NIT, Houston, TX.................................................  HC, IT
NIT, San Antonio, TX............................................. HC, B, IT
NIT, Southfield, MI..............................................  HC, IT
NIT, Wyoming, MI.................................................  HC, IT
Skadron College, San Bernardino, CA.............................. HC, B, IT

Marketing and Recruitment

   We employ a variety of methods to attract qualified applicants who will benefit from our programs and achieve success in their chosen career fields. We believe that one of the principal attractions for prospective students is the excellent reputation which our schools enjoy in their respective communities, where nine have been operating for more than 80 years. We believe the franchise value of these schools enhances their marketability within their respective communities. This franchise value, along with the quality of the programs offered, has enabled us to generate significant new student enrollments from referrals. For the year ended June 30, 2000, we generated approximately 30% of our new student enrollments from referrals.

   We also employ a variety of direct response advertising techniques to generate leads on candidates for its schools. Our advertising department generates more than 200,000 leads per year through television, direct mail, newspaper, and yellow pages. The effectiveness of this advertising campaign is dependent on timely and accurate lead tracking. To that end, we operate a Call Center at our headquarters, staffed by a team of operators who receive incoming lead calls generated by all television and newspaper media sources. These trained operators enter data on each prospect into our proprietary management information system during the call and immediately transmit the lead to the appropriate college. The college admissions department receives the lead and the local admissions representative contacts the prospect to begin the admissions process.

   This leads tracking capability allows us to identify leads generated by specific commercials and spot time. Our four advertising agencies are networked into our proprietary management information database and are provided with real time information on the effectiveness of individual commercials as well as the effectiveness of the media "buy." The agencies consult with our advertising department to adjust schedules for ads depending on our needs and the effectiveness of particular ads. Since more than 80% of our advertising budget is spent on television and newspaper ads, the availability of timely and accurate lead information is critical to management of the leads generation process. For the year ended June 30, 2000, approximately 53% of our new student enrollments were generated through television, newspaper and yellow pages advertising, 30% were generated through referrals, 8% were generated through direct mail, and 9% were generated through a variety of other methods. Television and referrals combined generate approximately two-thirds of all our new student enrollments. In fiscal 2000, we initiated a significant marketing effort directed at the high school market.

Admissions

   We employ approximately 235 admissions representatives who work directly with prospective students to facilitate the enrollment process. These representatives interview and advise students interested in specific careers to determine the likelihood of their success and are a key component of our effort to generate interest in our educational services. In satisfaction surveys conducted quarterly, students have consistently given high marks to our admissions personnel for helpfulness, courtesy and accuracy of information. Because our success is highly dependent on the efficiency and effectiveness of our admissions process, we spend considerable time and energy training our representatives to improve their product knowledge and customer service. We also employ various supervisory and monitoring efforts, including a survey of students to solicit their views of the "truthfulness" of the admissions process, to help ensure compliance with government regulations and our corporate policies.

   One of the our primary objectives in the admissions process is to identify students who have appropriate qualifications to succeed in its schools. Most candidates for admission to colleges in our degree-granting colleges must have a high school diploma or a GED and must pass a standardized admissions test. Students with these credentials can also attend our diploma-granting colleges. In addition, most diploma-granting colleges accept non-high school graduates who can demonstrate an ability to benefit, or "ATB," from the program by passing certain tests required by the U.S. Department of Education. We believe that ATB students can successfully complete many of our diploma programs and our colleges have demonstrated success in graduating and placing these students over the years. As of June 30, 2000, ATB students accounted for approximately 4.8% of total enrollments in our schools.

Placement

   Our placement success is critical to our colleges' reputations and their ability to continue to successfully recruit new students. We maintain a placement department at each college and, in the aggregate, employ approximately 85 professionals in this capacity. In many cases, our placement staff work with students from the time they begin their courses of study to prepare them for the job search they will conduct at the end of their programs. We view our placement departments as essentially in-house employment agencies, assisting students with resumes, conducting practice interview sessions, and recruiting prospective employers for the colleges' graduates.

   The efforts we devote to place our students have achieved excellent results. Based on information received from graduating students and employers for calendar year 1999, 86% of our graduates who were "available for placement" were placed within six months after their graduation date. In accordance with industry practice, the term "available for placement" includes all graduates except those who are continuing their education, are in active military service or are deceased or disabled, and foreign students who are ineligible to work in the United States after graduation.

Tuition

   Typical tuition for our diploma programs range from $6,000 to $23,000, depending upon the nature and length of the program. Tuition for degree programs is charged on a credit hour basis and varies by college, typically ranging from $160 to $250 per undergraduate credit hour, depending upon the program of study and the number of courses taken per quarter. Tuition for graduate programs ranges from $275 to $289 per credit hour, except for the executive MBA program, which is $457 per credit hour. On average, an undergraduate degree candidate can expect tuition of approximately $6,500 per academic year, while a master's degree candidate can expect tuition of approximately $7,000 per academic year. In addition to tuition, students at our schools must also typically purchase textbooks and other supplies as part of their educational programs. We anticipate increasing tuition based on the market conditions prevailing at our individual colleges. Our tuition ranges are competitive with similar institutions, but like many proprietary institutions, are somewhat higher than public institutions such as community colleges and state universities.

   Under DOE refund regulations in effect prior to October 7, 2000, if a student fails to complete the initial period of enrollment such as a quarter, trimester, semester, academic year, or program, the institution must refund the larger amount required by: (i) the state refund policy, as in California, where a pro rata refund may be required for the duration of the program; or (ii) the accrediting agency refund policy calculation set forth in DOE regulations for students who withdrew before the 60% point in the enrollment period. If the student terminates after the initial period, the institution must pay the refund for such subsequent period under the state refund policy or, if no such policy applies, the larger of the amount required by additional federal refund policy requirements or the institution's own policy. Effective October 7, 2000, these requirements will be superseded with new regulations on return of federal student financial aid funds that will require institutions to return to the federal student financial aid programs unearned funds of a student who withdraws from a program.

Management and Employees

   Our company is led by David G. Moore, President and Chief Executive Officer and a senior management team of Paul R. St. Pierre, Dennis L. Devereux, Dennis
N. Beal, Beth A. Wilson, Mary H. Barry, Nolan A. Miura and Stan A. Mortensen. In fiscal 2000, we created the position of Vice President Strategic Planning in recognition of the importance of acquisitions to our growth strategy. Additionally, a general counsel joined the executive team with extensive mergers and acquisition experience. Beyond the senior management level, our management structure includes five regional operations directors and five regional admissions directors. As of June 30, 2000, we had approximately 2,945 employees, of whom approximately 1,846 were part-time and approximately 118 were employed at our headquarters and regional offices.

Campus Administration

   We set policy and monitor the performance of all of the schools and implement these policies through the coordination of a Vice President of Operations and five Regional Operations Directors. The college presidents, in consultation with their respective management teams, have the responsibility for the day-to-day operation of the schools. Each college employs the following management personnel which report to the college president:

  .  an academic dean or education director;

  .  an admissions director;

  .  a placement director; and

  .  a finance or business director.

Corporate personnel at headquarters manage several key functions, including financial aid, MIS, finance, marketing and advertising, purchasing, human resources, payroll, curriculum development, leads management, staff training and development, and internal compliance audit. Among the principal oversight functions performed by us, in cooperation with our regional and college managers, is the budget, strategic planning and forecasting processes. These processes establish goals for each college, implement strategies and set performance incentives for achieving targeted results. Our senior management team monitors operating performance and profitability of each college and has daily access to operational data through our proprietary management information system and conducts weekly conference calls with the college presidents to review results of operations and set or reorder priorities for the coming week.

Faculty

   Faculty at all of our colleges is expected to be industry professionals and hold appropriate credentials in their respective disciplines. We choose faculty carefully and provide support for these professionals to pursue professional development activities. We believe the skill and dedication of our faculty have the single greatest impact on the placement and success of our students following their graduation. As of June 30, 2000, we employed 1,772 faculty, 468 of whom were full time employees. Faculty represents approximately 60% of all our employees.

Competition

   The post-secondary education market, consisting of approximately 6,000 accredited institutions, is highly fragmented and competitive, with no institution having a significant market share. Many of the programs offered by our colleges are also offered by public and private non-profit institutions, as well as by many of the approximately 2,000 private, for-profit colleges and schools. Typically, the tuition charged by public institutions is less than tuition we charge for comparable programs because public institutions receive state tax subsidies, donations, and government grants that are not available to our colleges. However, tuition at private non-profit institutions is typically higher than that at our colleges.

   We compete in most markets with other private, for-profit institutions offering similar programs. We believe that the franchise value of our colleges, the qualifications of our faculty, our facilities, and our emphasis on student services allow us to compete effectively. In addition, most of our colleges have been operating in their markets for more than 35 years, which has led to a substantial number of graduates who are working in the market and validating the quality of the colleges' programs. For example, the Bryman Colleges have been well known in the healthcare education field in California for over 35 years. Many physicians and dentists in California have hired Bryman graduates and continue to view Bryman as a source of qualified Medical and Dental Assistants.

Facilities

   Our corporate office is located in Santa Ana, California and our 45 campuses are located in 18 states. Each campus provides our students with modern lecture halls, medical labs, libraries, Internet access and an administrative staff lead by a college president.

   We actively monitor our facility capacity and future facility capacity required to accommodate campus growth initiatives. We provide for expansion and future growth at each campus through relocations to larger facilities and by expanding or remodeling at existing facilities. From the end of fiscal 1995 through August 15, 2000, approximately 37% of the campuses have been relocated and an additional 15% of total campuses have been either expanded or remodeled. The following table reflects the number of campuses added or closed during each of the last five fiscal years, the number of campuses at the end of each of the last five fiscal years and the number of campuses that have been remodeled, enlarged or relocated in each of the last five fiscal years:

                                                        Years Ended June 30,
                                                    ----------------------------
                                                    1996 1997 1998 1999 2000 (1)
                                                    ---- ---- ---- ---- --------
   Opened
     Acquired......................................  11   20    0    0      5
     Branched......................................   0    0    0    2      2
   Closed..........................................   0    0    1    0      0
   Total campuses at year end......................  16   36   35   37     44
   Relocated.......................................   1    2    6    5      2
   Enlarged or remodeled...........................   0    0    1    1      1

---------------------
(1) Does not include one branch opened on July 17, 2000, one relocation and four enlargements and remodels completed in August 2000.

   All but four of our campuses are leased and we lease our headquarters offices. Most of our leases have primary terms between five and ten years with options to extend the lease, at our election.

Legal Proceedings

   In the ordinary conduct of our business, we and our colleges are subject to occasional lawsuits, investigations and claims. Although we cannot predict the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, results of operations or financial condition.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

   The following table sets forth certain information with respect to our executive officers, directors and selected key employees:

             Name           Age                            Position
             ----           ---                            --------
   David G. Moore..........  62 President, Chief Executive Officer, Director
   Paul R. St. Pierre......  55 Executive Vice President, Marketing and Admissions, Director
   Dennis L. Devereux......  53 Executive Vice President, Human Resources, Assistant Secretary
   Dennis N. Beal..........  49 Executive Vice President and Chief Financial Officer
   Beth A. Wilson..........  48 Vice President, Operations
   Mary H. Barry...........  51 Vice President, Education
   Nolan A. Miura..........  45 Vice President, Strategic Planning, Treasurer
   Stan A. Mortensen.......  33 Vice President, General Counsel and Corporate Secretary
   Loyal Wilson............  52 Director
   Jack D. Massimino.......  51 Director
   Dr. Carol D'Amico.......  48 Director
   Linda Arey Skladany.....  55 Director

   David G. Moore is one of the founders of our company and has served as our President and Chief Executive Officer, as well as a member of our board of directors, since our inception in July 1995. Immediately prior to forming our company, he was President of National Education Centers, Inc., a subsidiary of National Education Corporation. From 1992 to 1994, Mr. Moore served as President of DeVry Institute of Technology in Los Angeles, where he developed DeVry's West Coast growth strategy. From 1980 to 1992, he was employed by Mott Community College in Flint, Michigan, where he was President from 1984 to 1992. From 1960 to 1980, Mr. Moore served a distinguished career in the U.S. Army, retiring at the rank of Colonel. Mr. Moore received a Bachelor of Arts in Political Science from Seattle University and Master of Business Administration from the University of Puget Sound. He has also completed the Management of Higher Education Program at Harvard University, post graduate studies in Higher Education Management at the University of Michigan and graduate study and research in Computer Science at Kansas State University.

   Paul R. St. Pierre has served as our Vice President, Marketing & Admissions as well as a member of our board of directors since our inception in July 1995. He was promoted to Executive Vice President in April 1998. He was employed by National Education Centers, Inc. from 1991 to 1995. His first assignment at NECI was as School President for its San Bernardino, California campus. Subsequently, he held corporate assignments as Director of Special Projects, Vice President of Operations for the Learning Institutes Group (the largest colleges owned by NEC) and as Vice President, Marketing & Admissions for NEC. From 1986 to 1991, Mr. St. Pierre was employed by Allied Education Corporation, initially as School Director, but the majority of the period as Regional Operations Manager. He was employed as School Director at Watterson College in 1985. From 1982 to 1985, Mr. St. Pierre was Executive Vice President and Partner for University Consulting Associates, principally responsible for the marketing and sales of education services, on a contract basis, to institutions of higher education. He was previously employed, from 1980 to 1982, as Division Manager for the Institute for Professional Development, a division of Apollo Group. Mr. St. Pierre received a Bachelor of Arts in Philosophy from Stonehill College, a Master of Arts in Philosophy from Villanova University and is a Ph.D. candidate in Philosophy at Marquette University.

   Dennis L. Devereux has served as our Vice President, Human Resources since our inception in July 1995. He was promoted to Executive Vice President in April 1998. He was employed by National Education Centers, Inc. as its Vice President, Human Resources from 1988 to 1995. From 1987 to 1988, he was Director, Human Resources for Jacobs Engineering Group, Inc. He was employed by American Diversified Companies, Inc. as its Director, Human Resources from 1985 to 1987. From 1973 to 1984, Mr. Devereux was employed by Bechtel Group, Inc. in a variety of human resources management positions, including Personnel Manager for a subsidiary company and Personnel Supervisor for a major construction site and within a large regional operation. Previously, he was employed in a compensation assignment with Frito-Lay, Inc. and as Personnel Manager and Personnel Assistant with Anaconda Wire & Cable Company from 1969 to 1973. Mr. Devereux received a Bachelor of Science in Business Administration (Industrial Relations) from California State University, Long Beach.

   Dennis N. Beal joined us as our Executive Vice President and Chief Financial Officer in May 2000. Prior to joining our company, Mr. Beal was employed by Stater Bros. Holdings Inc. (an operator of 155 supermarkets in California) as its Vice President and Chief Financial Officer from 1992 to 1998 and as its Senior Vice President and Chief Financial Officer from 1998 to May 2000. From 1981 to 1992, Mr. Beal was employed by American Stores Company (an operator of 1,500 supermarkets and drug stores) and served in various financial capacities including Vice President, Controller. From 1974 to 1981, Mr. Beal was employed by the firm of Bushman, Daines, Rasmussan and Wisan CPA's and was admitted as a Partner in 1980. Mr. Beal, a Certified Public Accountant, graduated with a Bachelor of Science degree in Accounting from the University of Utah and received a Masters of Business Administration degree from Westminster College, Salt Lake City, Utah.

   Beth A. Wilson has been employed by us since our inception in July 1995. She is currently our Vice President of Operations. Previously, Ms. Wilson was Regional Operations Director for the College Region of Rhodes Colleges, Inc. from May 1997 to June 1998. From July 1995 to May 1997 she was Operations Director and Regional Operations Director for Corinthian Schools, Inc. Ms. Wilson was employed by National Education Centers, Inc. from 1991 to 1995, initially as Executive Director of its Capital Hill campus, then as Area Operations Manager. From 1990 to 1991, she was Vice President, Branch Operations for National College. She was employed by United Education and Software from 1984 to 1990, initially as Executive Director of a business school, then as Group Manager for four to fifteen locations and finally as Vice President, Administration. She was Scholarship Administrator for National University from 1982 to 1984 and Assistant Director of American Business College from 1976 to 1981. Ms. Wilson earned an MBA from National University and a Bachelor of Arts degree from California State College, Sonoma.

   Mary H. Barry has served as our Vice President of Education since April 1998. She was previously employed by University of Phoenix from 1992 through April 1998, where her assignments included Director of Academic Affairs, Director of Administration and Director of the California Center for Professional Education. From 1990 to 1991, Ms. Barry was Director of National College. During the period 1980 to 1990, she was employed in the banking industry as Senior Vice President of Marquette Banks, Director for Citibank, South Dakota and Vice President of First National Bank, Chicago. Ms. Barry served as a public affairs officer in the U.S. Marine Corps from 1971 to 1979, achieving the rank of Major. Ms. Barry earned a Bachelor of Science in Speech/Drama from Bowling Green State University, a Master of Management from Northwestern University and a Juris Doctorate from Western State University.

   Nolan A. Miura has been our Vice President of Strategic Planning and Treasurer since his promotion to this position in October 1999. Mr. Miura joined the company as Director of Treasury and Business Analysis in November 1997 and was promoted to Treasurer in December 1998. He was employed by Atlantic Richfield Company ("ARCO") from 1990 to 1997 in various financial and marketing positions including Planning Manager--ARCO Products Company, Marketing Director--ARCO Pipe Line Company, Marketing Analysis Manager--ARCO Products Company and Planning, Evaluation and Business Development Manager-- ARCO Marine, Inc. During the period from 1979 to 1990, his assignments ranged from Senior Internal Auditor to Government Compliance Manager--ARCO Transportation Company and Budgets and Performance Analysis Manager--ARCO Marine, Inc. Mr. Miura received an MBA (Corporate Finance) from the University of Southern California and a Bachelor of Science in Business Administration (Finance) from California State University, Long Beach. Mr. Miura is also a Certified Internal Auditor.

   Stan A. Mortensen has been Vice President, General Counsel and Corporate Secretary since January 2000. Prior to that time, Mr. Mortensen was an associate at the law firm of O'Melveny & Myers LLP from March 1997 through December 1999, where his practice focused on corporate finance, mergers and acquisitions, and general corporate matters. From August 1994 through February 1997, Mr. Mortensen was an associate at the law firm of

Robins, Kaplan, Miller & Ciresi, where his practice focused on complex commercial litigation. Mr. Mortensen received a Juris Doctor and a Bachelor of Arts in Political Science from Brigham Young University.

   Loyal Wilson has served as a member of our board of directors since our inception in July 1995. He has been a Managing General Partner of Primus Venture Partners since 1983 and a Managing Director of Primus Venture Partners, Inc. since 1993. In those capacities, Mr. Wilson has overseen investments by various venture funds controlled by those entities in numerous private companies. From 1973 to 1983, Mr. Wilson was employed by First Chicago Corporation. He is also a Director of STERIS Corporation and was formerly a Director of DeVry, Inc. He received a Bachelor of Arts in Economics from the University of North Carolina and a Masters in Business Administration from Indiana University.

   Jack D. Massimino became a member of the board of directors upon the completion of our initial pubic offering of common stock in February 1999. Mr. Massimino is retired and manages his personal investment portfolio. He was President and Chief Executive Officer of Talbert Medical Management Corporation, a publicly traded physician practice management company from 1995 through late 1997. Prior to his association with Talbert, Mr. Massimino was Executive Vice President and Chief Operation Officer of FHP International Corporation, a multi-state, publicly traded HMO, with revenues in excess of $4 billion. He also served in other executive positions since joining FHP in 1988, including Senior Vice President and Vice President, Corporate Development. Mr. Massimino has held other executive positions in the healthcare field since the mid 1970's. He received a Bachelor of Arts in Psychology from California Western University and earned a Master's Degree in Management from the American Graduate School for International Management. Mr. Massimino has served on several boards, including Talbert Medical Management Corporation, FHP, Inc., Texas Health Plans, Great States Insurance Company, Art Institute of Southern California, Thunderbird World Business Advisory Council and the Orange County Business Committee for the Arts.

   Dr. Carol D'Amico became a member of the board of directors effective upon the completion of our initial public offering in February 1999. Since January 1999, Dr. D'Amico has served as Executive Director for Workforce, Economic and Community Development for Ivy Tech State College in Indianapolis, Indiana. From July 1995 to January 1999, she was employed by the Hudson Institute, located in Indianapolis, Indiana, as Senior Fellow and Co-Director of the Workforce Development Center, established to conduct research on the future of the American workforce and American economic competitiveness. She is also co-author of Workforce 2020: Work and Workers in the 21st Century, published by Hudson Institute in 1997. Prior to that, Dr. D'Amico served as Director, Educational Excellence Network and as Research Fellow at the Hudson Institute. From 1986 to 1990, she was a Policy and Planning Specialist with the Indiana Department of Education. She also served as Senior Program Analyst for the Indiana General Assembly from 1982 to 1986. Dr. D'Amico received a Bachelor of Science in Biology from Ball State University, and a Master of Science in Adult Education and an ED.D in Educational Leadership and Policy Studies from Indiana University.

   Linda Arey Skladany, Esq. became a member of the board of directors effective upon the completion of our initial public offering in February 1999. Ms. Skladany has been Vice President for Congressional Relations at Parry, Romani & DeConcini, a Washington D.C. lobbying firm since 1995. Ms. Skladany joined the Reagan administration in 1981 as Special Assistant, first to the Secretary of Education and then later to the United States Attorney General, before joining the United States Department of Transportation as Director of the Executive Secretariat under Secretary Elizabeth Dole. In 1985, she joined President Reagan's White House staff as Special Assistant to the President and Deputy Director of the White House Office of Public Liaison. In 1988, President Reagan appointed Ms. Skladany to the Advisory Committee for Trade Negotiation. She was later appointed by Presidents Reagan and Bush, respectively, to the positions of Commissioner and Acting Chair of the Occupational Safety and Health Review Commission. From 1990 to 1995, Ms. Skladany was a legislative attorney and of counsel with the law firm of Holland and Hart. From 1993 to 1995, she also served as Executive Director of the Foundation for Environmental and Economic Progress. In 1994, Governor George Allen of Virginia appointed her to a four-year term on the Board of Visitors of the College of William and Mary. Ms. Skladany earned a Bachelor of Arts in Education from the College of William and Mary, a Master of Arts in Education from Wake Forest University and a Juris Doctorate from the University of Richmond Law School. She was admitted to the bar in Virginia and the District of Columbia.

                              SELLING STOCKHOLDERS

   The following table sets forth information regarding the beneficial ownership of our common stock as of September 15, 2000 and as adjusted to reflect the sale of 200,000 shares of common stock being offered by us and 2,800,000 shares of common stock being offered by the selling stockholders. Unless otherwise indicated below, the persons in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                            Shares of Common
                                  Stock                      Shares of Common
                              Beneficially      Shares of   Stock Beneficially
                             Owned Prior to   Common Stock      Owned After
                             the Offering(1)  Being Offered the Offering(1)(2)
                            ----------------- ------------- ---------------------
                             Number   Percent    Number       Number    Percent
                            --------- ------- ------------- ----------- ---------
Primus Capital Fund III     2,918,652  28.2     1,616,324     1,302,328    12.3
 Limited Partnership (3)...
 5900 Landerbrook Drive
 Suite 200 Cleveland, OH
 44124

BancOne entities (4)....... 1,415,112  13.7       783,676       631,436     6.0
 c/o Stonehenge Holdings,
 Inc.
 150 East Gay Street, 24th
 Floor
 Columbus, OH 43215

David G. Moore (5).........   626,808   6.1       100,000       526,808     5.0

Paul R. St. Pierre (6).....   622,025   6.0       100,000       522,025     4.9

Frank J. McCord (7)........   411,788   4.0       100,000       311,788     3.0

Dennis L. Devereux (8).....   511,787   4.9       100,000       411,787     3.9

---------------------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person and the percentage ownership of that person includes shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 15, 2000. As of September 15, 2000, there were issued and outstanding 9,173,675 shares of common stock and 1,176,560 shares of nonvoting common stock which are convertible into common stock upon a sale of such nonvoting common stock. Calculations of percentage ownership are based on an aggregate of 10,350,235 shares of common stock and nonvoting common stock outstanding at September 15, 2000 and 10,550,235 shares of common stock and nonvoting common stock outstanding after the offering.

(2) Assumes no exercise of the underwriters' over-allotment option.

(3) Primus Capital Fund III Limited Partnership ("Primus") has granted the underwriters an option to purchase 235,714 shares of its common stock to cover the underwriters' over-allotment option. Assuming such option is exercised in full, Primus would beneficially own 1,066,614 shares, or approximately 10.1% of our common stock and nonvoting common stock after completion of this offering.

(4) Consists of shares held by BOCPII, Limited Liability Company ("BOCPII"), and BancOne Capital Partners II, LLC ("BancOne"). BOCPII holds an aggregate of 861,585 shares, including 623,033 shares of nonvoting common stock that will be convertible into common stock on a share for share basis upon sale of these shares. In connection with the offering, BOCPII will convert 477,138 shares of nonvoting common stock into shares of common stock and sell such shares in the offering. BancOne holds 553,527 shares of nonvoting common stock that will be converted into common stock on a share for share basis upon its sale. In connection with this offering, BancOne will convert 306,538 shares of nonvoting common stock into shares of common stock and sell such shares in the offering. BancOne and BOCPII have granted the underwriters an option to purchase 44,704 and 69,582 shares, respectively, of their non-voting common stock to cover the underwriters' over-allotment option. Assuming such option is exercised in full, all such shares would be converted to common stock in connection with their sale to the underwriters, and the BancOne entities would beneficially own 517,150 shares, or approximately 4.9%, of our common stock and nonvoting common stock (including 278,598 shares of non-voting common stock) after the offering.

(5) Includes 10,534 shares of common stock which may be acquired by Mr. Moore, who is our President and Chief Executive Officer and a member of our board of directors, upon the exercise of stock options which are currently exercisable or exercisable within 60 days of September 15, 2000. Mr. Moore has granted the underwriters an option to purchase 25,000 shares of his common stock to cover the underwriters' over-allotment option. Assuming the underwriters' option is exercised in full, Mr. Moore would beneficially own 501,808 shares, or approximately 4.8%, of our common stock and nonvoting common stock after completion of this offering.

(6) All of these shares are held in a family trust of which Mr. St. Pierre, one of our Executive Vice Presidents and a member of our board of directors, is a grantor and a trustee and include 10,534 shares of common stock which may be acquired by Mr. St. Pierre upon the exercise of stock options which are currently exercisable or exercisable within 60 days of September 15, 2000. Mr. St. Pierre has granted the underwriters an option to purchase 25,000 shares of his common stock to cover the underwriters' over-allotment option. Assuming the underwriters' option is exercised in full, Mr. St. Pierre would beneficially own 497,025 shares, or approximately 4.7%, of our common stock and nonvoting common stock after completion of this offering.

(7) All of these shares are held in a family trust of which Mr. McCord, who was one of our Executive Vice Presidents and our Chief Financial Officer until his retirement on June 30, 2000, is a grantor and a trustee and include 10,534 shares of common stock which may be acquired by Mr. McCord upon the exercise of stock options which are currently exercisable or exercisable within 60 days of September 15, 2000. Mr. McCord has granted the underwriters an option to purchase 25,000 shares of his common stock to cover the underwriters' over-allotment option. Assuming the underwriters' option is exercised in full, Mr. McCord would beneficially own 286,788 shares, or approximately 2.7%, of our common stock and nonvoting common stock after completion of this offering.

(8) All of these shares are held in a family trust of which Mr. Devereux, one of our Executive Vice Presidents and our Assistant Secretary, is a grantor and a trustee and include 10,534 shares of common stock which may be acquired by Mr. Devereux upon the exercise of stock options which are currently exercisable or exercisable within 60 days of September 15, 2000. Mr. Devereux has granted the underwriters an option to purchase 25,000 shares of his common stock to cover the underwriters' over-allotment option. Assuming the underwriters' option is exercised in full, Mr. Devereux would beneficially own 386,787 shares, or approximately 3.7%, of our common stock and nonvoting common stock after completion of this offering.

                          DESCRIPTION OF CAPITAL STOCK

   Upon completion of this offering, our authorized capital stock will consist of 40,000,000 shares of common stock, $0.0001 par value per share, 2,500,000 shares of nonvoting common stock, $0.0001 par value per share, and 500,000 shares of Preferred Stock, $1.00 par value per share.

   The following summary of certain provisions relating to the common stock, our nonvoting common stock and our preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, provisions of applicable law and the provisions of our certificate of incorporation and our bylaws that are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

   Voting. Holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Holders of our nonvoting common stock have no right to vote, except that holders of nonvoting common stock are entitled to one vote per share together with the common stock as one class on
(i) any merger or consolidation of our company with or into another entity,
(ii) any sale of all or substantially all of our assets, and (iii) any amendment to our certificate of incorporation. The certificate of incorporation does not provide for cumulative voting in the election of directors.

   Dividends. Dividends on our common stock and nonvoting common stock may be declared by the board of directors at any regular or special meeting, pursuant to law, and may be paid in cash, in property, or in securities issued by us. When dividends are paid, subject to the provisions of our preferred stock, the holders of common stock and the holders of nonvoting common stock are entitled to receive such dividends pro rata at the same rate per share; provided that dividends paid in stock will be paid in common stock to the holders of common stock and in nonvoting common stock to the holders of nonvoting common stock and that dividends consisting of other voting securities will be paid in equivalent nonvoting securities to holders of nonvoting common stock. We do not anticipate paying any cash dividends in the foreseeable future.

   Liquidation. Subject to the rights of holders of our preferred stock, the holders of our common stock shall be entitled to participate pro rata upon any liquidation, dissolution, or winding up of our company.

   Amendment and Waiver. Our certificate of incorporation limits our authority to amend or waive the rights, preferences and powers given to the holders of common stock and nonvoting common stock. Any such amendment to or waiver our certificate of incorporation must be approved by the holders of a majority of the outstanding common stock voting as a separate class and the holders of a majority of the then outstanding nonvoting common stock voting as a separate class.

   The rights, preferences, and privileges of holders of common stock and nonvoting common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. For example, if we issue a series of preferred stock which grants a liquidation preference to the holders of such preferred stock, the rights of holders of common stock and nonvoting common stock upon liquidation would be adversely affected. See "--Preferred Stock."

Certain Corporate Provisions

   Anti-takeover Provisions. Our certificate of incorporation and bylaws contain a number of provisions related to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of our company. These provisions include (i) a requirement that stockholder action be taken only at stockholder meetings, (ii) notice requirements relating to nominations to the board of directors and to the raising of business matters at stockholders meetings, and (iii) the classification of the board of directors into three classes, each serving for staggered three year terms.

   Certain Provisions of Delaware Law. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporations Law, or DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) with a Delaware corporation for three years following the date such person became an interested stockholder, unless

  . before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

  . upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans); or

  . following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Limitation of Liability and Indemnification

   Our Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited

  . for any breach of the director's duty of loyalty to us or our stockholders,

  . for any acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law,

  . in respect of certain unlawful dividend payments or stock redemptions or repurchases, and

  . for any transaction from which the director derives an improper personal benefit.

   The effect of the provisions of our certificate of incorporation is to eliminate our rights and our stockholders (through stockholders' derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described above. This provision does not limit or eliminate our rights or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. Our certificate of incorporation and bylaws provide that we shall indemnify our directors, officers, employees and agents against claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his or her capacity as our director, officer, employee and/or agent to the extent the person acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

Authorized but Unissued Shares

   Upon completion of this offering, there will be approximately 29,844,000 shares of common stock, 2,107,000 shares of nonvoting common stock and 500,000 shares of preferred stock available for further issuance. Delaware law does not require stockholder approval for the issuance of authorized shares, or to determine the price, rights, preferences, privileges and restrictions, including voting rights, of the preferred stock. The additional shares may be used for a variety of corporate purposes. The issuance of common stock, nonvoting common stock or preferred stock may have the effect of delaying, deferring, or preventing a change in control of our company by making it more difficult for a third party to acquire a majority of our outstanding voting stock.

1998 Performance Award Plan

   On April 28, 1998, our board of directors adopted, and our stockholders approved, our 1998 Performance Award Plan (the "Plan"). The Plan authorized the issuance of up to 529,134 shares of our common stock pursuant to options or other awards granted under the Plan to directors, officers, employees and other eligible persons. As of June 30, 2000, approximately 371,929 shares were subject to outstanding awards and an additional 153,593 shares were available for future award grants. On August 30, 2000 our board approved a grant (to be carried out within 30 days of such date) of stock options covering an aggregate 153,500 shares to certain of our employees and officers. On September 6, 2000, the board approved, subject to stockholder approval, an amendment of the Plan to authorize an additional 1,100,000 shares for issuance under the Plan. We have until September 3, 2001 to obtain stockholder approval of such Plan amendment.

Employee Stock Purchase Plan

   On August 30, 2000, our board of directors adopted, subject to stockholder approval, an Employee Stock Purchase Plan, the "Purchase Plan". We have until August 30, 2001 to obtain stockholder approval of the Purchase Plan. A total of 250,000 shares of common stock has been authorized for issuance under the Purchase Plan. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, eligible employees will be able to purchase common stock at a discount in periodic offerings. The Purchase Plan will commence on January 1, 2001 if it is approved by our stockholders prior to that date. Unless otherwise determined by the board, all our employees who have been employed for at least six months are eligible to participate in the Purchase Plan so long as they are employed by us (or a subsidiary designated by the board) for at least 20 hours per week and are customarily employed by us (or a subsidiary designated by the board) for at least 5 months per calendar year. Employees who participate in an offering under the Purchase Plan may have up to 15% of their earnings (subject to certain other limits required by the Code) for the period of that offering withheld. The amount withheld is used at the end of the offering period to purchase shares of common stock. The price paid for common stock at the end of an offering period will equal the lower of 90% of the fair market value of the common stock at the commencement date of that offering period or 90% of the fair market value of the common stock at the end of the offering period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

Registration Rights

   We and the following stockholders are parties to a Registration Rights
Agreement: Primus and BancOne (collectively, the "Investors"), and David Moore, Paul St. Pierre, Frank McCord, Dennis Devereux, and Lloyd Holland (collectively, the "Founders"). Under the Registration Rights Agreement, the parties have rights with respect to the registration under the Securities Act of shares of common stock owned by them.

   Demand Registration Rights. The Investors are entitled to demand registration rights as follows. The Investors have an unlimited number of demand registration rights with respect to shares of our common stock that they have purchased directly from the company and continue to hold. Generally, the company is required to pay the expenses of such registrations, except for underwriting discounts and commissions. If after two company-paid registrations on Form S-1, one-third or more of the aggregate number of shares of the Investors' initially issued shares have not been sold pursuant to such registrations, the Investors are entitled to request one additional company-paid Form S-1 registration, provided that the aggregate offering value of the securities requested to be registered in each case is at least $1,000,000.

   Piggyback Registration Rights. The Investors and the Founders are entitled to the following "piggyback" registration rights. Whenever we propose to register any of our securities under the Securities Act (other than pursuant to a demand registration), we must notify the Investors and the Founders of the registration, and must include in the registration all registrable securities whose holders so request. If a "piggyback" registration is underwritten, and the managing underwriters advise us that the number of securities requested to be included exceeds the number which can be sold at an acceptable price, priority in the registration is as follows: (i) the securities we propose to sell, (ii) the Investors' registrable securities, and (iii) the registrable securities held by the Founders requested to be included. We will pay all registration expenses, except underwriting discounts and commissions, in connection with any "piggyback" registration. The Investors and certain Founders are participating in this offering pursuant to their "piggyback" registration rights.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated October 4, 2000, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Chase Securities Inc., U.S. Bancorp Piper Jaffray Inc. and SunTrust Equitable Securities Corporation are acting as representatives, the following respective numbers of shares of common stock:

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   Credit Suisse First Boston Corporation............................. 1,148,400
   Chase Securities Inc...............................................   743,850
   U.S. Bancorp Piper Jaffray Inc.....................................   522,000
   SunTrust Equitable Securities Corporation..........................   195,750
   Banc of America Securities LLC.....................................    30,000
   Barrington Research Associates, Inc................................    30,000
   Bear, Stearns & Co. Inc............................................    30,000
   Deutsche Bank Securities Inc. .....................................    30,000
   E*Offering Corp. ..................................................    30,000
   Invemed Associates LLC.............................................    30,000
   Jefferies & Company, Inc...........................................    30,000
   Legg Mason Wood Walker, Incorporated...............................    30,000
   Merrill Lynch, Pierce, Fenner & Smith Incorporated.................    30,000
   Morgan Stanley & Co. Incorporated..................................    30,000
   Prudential Securities Incorporated.................................    30,000
   Salomon Smith Barney Inc. .........................................    30,000
   Wit SoundView Corporation..........................................    30,000
                                                                       ---------
     Total............................................................ 3,000,000
                                                                       =========

   The underwriting agreement provides that the underwriters be obligated to purchase all the shares of common stock in this offering, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 450,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $1.50 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
 and Commissions paid by
 us.....................      $2.50          $2.50        $  500,000     $  500,000
Expenses payable by us..      $3.16          $3.16        $  632,000     $  632,000
Underwriting Discounts
 and Commissions paid by
 the selling
 stockholders...........      $2.50          $2.50        $7,000,000     $8,125,000

   We have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to, any shares of our common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this prospectus, except that such restrictions will not apply to our ability to grant employee or director stock options pursuant to the terms of a plan in effect on the date of this prospectus or issuance of common stock pursuant to the exercise of such options.

   Our officers and directors and the selling stockholders and certain other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into, or exchangeable or exercisable for, any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

   We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  . In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to the underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  . where required by law, that the purchaser is purchasing as principal and not as agent, and

  .  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchaser will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock of their particular circumstance and about the eligibility of the common stock for investment by the purchaser under relevant Canadian Legislation.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered in this prospectus will be passed upon for us and the selling stockholders by O'Melveny & Myers LLP, Newport Beach, California. Certain legal matters will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

                                    EXPERTS

   The consolidated financial statements of Corinthian Colleges, Inc. and its subsidiaries as of June 30, 1999 and 2000, and for each of the three years in the period ended June 30, 2000, included in this prospectus and registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon authority of said firm as experts in giving said report.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----

Consolidated Financial Statements of Corinthian Colleges, Inc. and
 Subsidiaries:

  Report of Independent Public Accountants................................ F-2

  Consolidated Balance Sheets as of June 30, 1999 and 2000................ F-3

  Consolidated Statements of Operations for the years ended June 30, 1998,
   1999 and 2000.......................................................... F-4

  Consolidated Statements of Stockholders' Equity for the years ended
   June 30, 1998, 1999 and 2000........................................... F-5

  Consolidated Statements of Cash Flows for the years ended June 30, 1998,
   1999 and 2000.......................................................... F-6

  Notes to Consolidated Financial Statements.............................. F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Corinthian Colleges, Inc.:

   We have audited the accompanying consolidated balance sheets of CORINTHIAN COLLEGES, INC. (a Delaware corporation) and subsidiaries as of June 30, 1999 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corinthian Colleges, Inc. and subsidiaries, as of June 30, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Orange County, California
August 17, 2000

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                 (In thousands)

                                                                   June 30,
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
                            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................... $ 1,787 $ 4,886
  Restricted cash..............................................      10      10
  Marketable investments.......................................  14,501  24,107
  Accounts receivable, net of allowance for doubtful accounts of $3,258 and $4,363 at June 30, 1999 and 2000,
   respectively................................................  11,385  14,208
  Student notes receivable, net of allowance for doubtful
   accounts of $463 and $247 at June 30, 1999 and 2000,
   respectively................................................   1,959     919
  Deferred income taxes........................................   1,901   2,481
  Prepaid expenses and other current assets....................   4,037   4,125
                                                                ------- -------
    Total current assets.......................................  35,580  50,736
PROPERTY AND EQUIPMENT, net....................................  10,981  12,141
OTHER ASSETS:
  Intangibles, net of accumulated amortization of $3,110 and
   $4,248 at June 30, 1999 and 2000, respectively..............  21,218  27,946
  Student notes receivable, net of allowance for doubtful
   accounts of $1,435 and $934 at June 30, 1999 and 2000,
   respectively................................................   5,175   3,157
  Deposits and other assets....................................     903   1,253
                                                                ------- -------
    TOTAL ASSETS............................................... $73,857 $95,233
                                                                ======= =======
             LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable............................................. $ 4,828 $ 5,521
  Accrued compensation and related liabilities.................   5,749   7,722
  Accrued expenses.............................................     652   1,310
  Income tax payable...........................................   1,848   1,161
  Prepaid tuition..............................................   3,257   5,851
  Current portion of long-term debt............................     138     102
                                                                ------- -------
    Total current liabilities..................................  16,472  21,667
LONG-TERM DEBT, net of current portion.........................   3,396   2,230
DEFERRED INCOME................................................     --      808
DEFERRED INCOME TAXES..........................................     453     935
OTHER LIABILITIES..............................................     --      590
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common Stock, $0.0001 par value:
    Common Stock, 40,000 shares authorized, 9,169 shares and
     9,172 shares issued and outstanding at June 30, 1999 and
     2000, respectively........................................       1       1
    Nonvoting Common Stock, 2,500 shares authorized, 1,177
     shares issued and outstanding at June 30, 1999 and 2000...     --      --
  Additional paid-in capital...................................  49,609  49,654
  Retained earnings............................................   3,926  19,348
                                                                ------- -------
    Total stockholders' equity.................................  53,536  69,003
                                                                ------- -------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY................. $73,857 $95,233
                                                                ======= =======

   The accompanying notes are an integral part of these consolidated balance sheets.

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (In thousands, except per share data)

                                                      Years Ended June 30,
                                                   ----------------------------
                                                     1998      1999      2000
                                                   --------  --------  --------
NET REVENUES.....................................  $106,486  $132,972  $170,734
                                                   --------  --------  --------
OPERATING EXPENSES:
  Educational services (including a provision for
   bad debt expense of $5,963, $7,673 and $8,760
   for the years ended June 30, 1998, 1999 and
   2000, respectively)...........................    65,927    76,425    92,757
  General and administrative.....................    10,777    13,961    16,346
  Marketing and advertising......................    24,268    29,702    37,225
                                                   --------  --------  --------
    Total operating expenses.....................   100,972   120,088   146,328
                                                   --------  --------  --------
    Income from operations.......................     5,514    12,884    24,406
INTEREST EXPENSE (INCOME), net...................     3,305     1,678    (1,681)
OTHER (INCOME)...................................       --        --       (175)
                                                   --------  --------  --------
    Income before provision for income taxes and
     extraordinary (loss)........................     2,209    11,206    26,262
PROVISION FOR INCOME TAXES.......................       988     4,703    10,840
                                                   --------  --------  --------
INCOME BEFORE EXTRAORDINARY (LOSS)...............     1,221     6,503    15,422
EXTRAORDINARY (LOSS) FROM EARLY EXTINGUISHMENT OF
 DEBT (net of tax benefit of $1,518).............       --     (2,011)      --
                                                   --------  --------  --------
NET INCOME.......................................  $  1,221  $  4,492  $ 15,422
                                                   ========  ========  ========
INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS:
  Net income before extraordinary (loss).........  $  1,221  $  6,503  $ 15,422
  Less preferred stock dividends.................      (365)     (355)      --
                                                   --------  --------  --------
    Income before extraordinary (loss)
     attributable to common stockholders.........       856     6,148    15,422
  Extraordinary (loss)...........................       --     (2,011)      --
                                                   --------  --------  --------
    Net income attributable to common
     stockholders................................  $    856  $  4,137  $ 15,422
                                                   ========  ========  ========
INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON
 STOCKHOLDERS:
  Basic
    Income before extraordinary (loss)...........  $   0.16  $   0.85  $   1.49
    Extraordinary (loss).........................       --      (0.28)      --
                                                   --------  --------  --------
      Net income.................................  $   0.16  $   0.57  $   1.49
                                                   ========  ========  ========
  Diluted
    Income before extraordinary (loss)...........  $   0.12  $   0.72  $   1.48
    Extraordinary (loss).........................       --      (0.24)      --
                                                   --------  --------  --------
      Net income.................................  $   0.12  $   0.48  $   1.48
                                                   ========  ========  ========
Weighted average number of common shares
 outstanding:
  Basic..........................................     5,236     7,266    10,347
                                                   ========  ========  ========
  Diluted........................................     7,125     8,549    10,425
                                                   ========  ========  ========

 The accompanying notes are an integral part of these consolidated statements.

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (In thousands)

                                        Nonvoting
                          Common Stock Common Stock                          Retained
                          ------------ ------------- Additional              Earnings       Total
                                  Par           Par   Paid-in     Notes    (Accumulated Stockholders'
                          Shares Value Shares  Value  Capital   Receivable   Deficit)      Equity
                          ------ ----- ------  ----- ---------- ---------- ------------ -------------
Balance at June 30,
 1997...................  4,924   $ 1  1,415   $ --   $ 1,374     $(187)     $(1,067)      $   121
 Redeemable Preferred
  Stock dividend
  accrual...............    --    --     --      --       --        --          (125)         (125)
 Convertible Preferred
  Stock dividend
  accrual...............    --    --     --      --       --        --          (240)         (240)
 Net income.............    --    --     --      --       --        --         1,221         1,221
                          -----   ---  -----   -----  -------     -----      -------       -------
Balance at June 30,
 1998...................  4,924     1  1,415     --     1,374      (187)        (211)          977
 Redeemable Preferred
  Stock dividend
  accrual...............    --    --     --      --       --        --           (85)          (85)
 Convertible Preferred
  Stock dividend
  accrual...............    --    --     --      --       --        --          (270)         (270)
 Conversion of
  Convertible Preferred
  Stock to Common Stock
  and Nonvoting Common
  Stock.................    388   --     388     --     4,934       --           --          4,934
 Conversion of Nonvoting
  Common Stock to Common
  Stock.................    827   --    (827)    --       --        --           --            --
 Exercise of warrants
  for Common Stock and
  Nonvoting Common
  Stock.................    330   --     201     --       --        --           --            --
 Issuance of Common
  Stock from initial
  public offering.......  2,700   --     --      --    43,301       --           --         43,301
 Proceeds from notes
  receivable for stock..    --    --     --      --       --        187          --            187
 Net income.............    --    --     --      --       --        --         4,492         4,492
                          -----   ---  -----   -----  -------     -----      -------       -------
Balance at June 30,
 1999...................  9,169     1  1,177     --    49,609       --         3,926        53,536
 Exercise of Stock
  Options...............      3   --     --      --        45       --           --             45
 Net income.............    --    --     --      --       --        --        15,422        15,422
                          -----   ---  -----   -----  -------     -----      -------       -------
Balance at June 30,
 2000...................  9,172   $ 1  1,177   $ --   $49,654     $ --       $19,348       $69,003
                          =====   ===  =====   =====  =======     =====      =======       =======



 The accompanying notes are an integral part of these consolidated statements.

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                     Years Ended June 30,
                                                   ---------------------------
                                                    1998      1999      2000
                                                   -------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income....................................... $ 1,221  $  4,492  $ 15,422
 Adjustments to reconcile net income to net cash
  provided by (used in) operating activities--
   Depreciation and amortization..................   3,051     3,445     3,798
   Deferred income taxes..........................  (1,083)      827       (98)
   Write-off of deferred financing costs..........     --        911       --
   (Gain) on disposal of assets...................     --        --       (175)
   Changes in assets and liabilities, net of
    effects from acquisitions:
     Accounts receivable..........................    (820)   (1,308)   (2,192)
     Student notes receivable.....................  (3,966)     (950)    3,058
     Income tax refund receivable.................     195       --        --
     Prepaid expenses and other assets............  (2,184)   (2,660)     (397)
     Accounts payable.............................    (420)      101       463
     Accrued expenses.............................   1,207       522     2,068
     Income tax payable...........................   1,739       109      (687)
     Prepaid tuition..............................  (2,313)      305     1,732
     Other long-term liabilities..................     --        --        590
                                                   -------  --------  --------
   Net cash provided by (used in) operating
    activities....................................  (3,373)    5,794    23,582
                                                   -------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of schools and colleges, net of
  cash acquired...................................     --        --     (7,588)
 Change in restricted cash........................     250       750       --
 Capital expenditures.............................  (1,926)   (2,790)   (4,182)
 Proceeds from sale of assets.....................     --        --      2,014
 Phillips College acquisition purchase price
  adjustment......................................     --        401       --
 Increase in marketable investments...............     --    (14,501)   (9,606)
                                                   -------  --------  --------
   Net cash used in investing activities..........  (1,676)  (16,140)  (19,362)
                                                   -------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from sale of convertible preferred
  stock...........................................   4,934       --        --
 Increase in deferred financing costs.............    (182)     (256)      --
 Borrowings under long-term debt..................   3,000     3,200       --
 Principal repayments on long-term debt...........  (3,122)  (35,835)   (1,166)
 Proceeds from initial public offering............     --     45,198       --
 Payment of redeemable preferred stock and
  accrued dividends...............................     --     (2,253)      --
 Payment of convertible preferred stock
  dividends.......................................     --       (510)      --
 Exercise of stock options........................     --        --         45
 Proceeds from notes receivable for stock.........     --        187       --
                                                   -------  --------  --------
   Net cash provided by (used in) financing
    activities....................................   4,630     9,731    (1,121)
                                                   -------  --------  --------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS......................................    (419)     (615)    3,099
CASH AND CASH EQUIVALENTS, beginning of year......   2,821     2,402     1,787
                                                   -------  --------  --------
CASH AND CASH EQUIVALENTS, end of year............ $ 2,402  $  1,787  $  4,886
                                                   =======  ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
   Income taxes................................... $   334  $  2,666  $ 11,526
                                                   =======  ========  ========
   Interest....................................... $ 3,192  $  3,673  $    392
                                                   =======  ========  ========
SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND
 FINANCING ACTIVITIES:
  Preferred stock dividend accrual................ $   365  $    355  $    --
                                                   =======  ========  ========
  Acquisitions of various schools and colleges--
   Fair value of assets acquired.................. $   --   $    --   $  9,051
   Net cash used in acquisitions..................     --        --      7,588
                                                   =======  ========  ========
     Liabilities assumed or incurred.............. $   --   $    --   $  1,463
                                                   =======  ========  ========

 The accompanying notes are an integral part of these consolidated statements.

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
        POLICIES

 Description of the Business

   Corinthian Colleges, Inc. (the "Company"), a Delaware corporation, was formed in October 1996 during a reorganization transaction with a predecessor company which was accounted for as a recapitalization. Prior to October 1996, the Company operated under the name of its predecessor, Corinthian Schools, Inc.

   The Company's primary business is the operation of degree-granting and diploma-granting private, for-profit, post-secondary schools devoted to career program training primarily in the medical, technical and business fields. The Company currently operates 45 colleges located in 18 states: Virginia, West Virginia, Texas, Michigan, Massachusetts, Louisiana, California, Oregon, Colorado, Nevada, Utah, Missouri, Pennsylvania, New York, Washington, Arizona, Georgia and Florida. Revenues generated from these schools consist primarily of tuition and fees paid by students. To pay for a substantial portion of their tuition, the majority of students rely on funds received from federal financial aid programs under Title IV ("Title IV Programs") of the Higher Education Act of 1965, as amended ("HEA"). For further discussion see Concentration of Risk below and Note 12--Governmental Regulation.

 Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of Corinthian Colleges, Inc. and each of its wholly owned subsidiaries. All intercompany activity has been eliminated in consolidation.

 Financial Statement Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from estimated amounts.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

 Marketable Investments

   Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting For Certain Debt and Equity Securities" requires that all applicable investments be classified as trading securities, available-for-sale securities or held-to-maturity securities. The Company does not currently have any trading securities or held-to-maturity securities.

   Securities classified as available-for-sale may be sold in response to changes in interest rates, liquidity needs and for other purposes. Available-for-sale securities are carried at fair value and include all debt and equity securities not classified as held-to-maturity or trading. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported, net of any income tax effect, as a separate component of stockholders' equity. Realized gains and losses for securities classified as available-for-sale are reported in earnings based on the adjusted cost of the specific security sold. At June 30, 1999 and 2000, the unrealized loss on available-for-sale securities was immaterial.

                  CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

 Restricted Cash

   Restricted cash consists of $10,000 as required by the State of Pennsylvania Department of Education.

 Revenue Recognition

   Revenues consist primarily of tuition derived from courses taught in the Company's career colleges. Tuition revenues are recognized on a straight-line basis over the term of the applicable course. If a student withdraws from a course or program, the paid but unearned portion of the student tuition is refunded. Textbook sales and other revenues are recognized as sales occur or services are performed and represent less than 10% of total revenues. Prepaid tuition is the portion of payments received but not earned and is reflected as a current liability in the accompanying consolidated balance sheets as such amount is expected to be earned within the next year.

 Educational Services

   Educational services include direct operating expenses of the schools consisting primarily of payroll and payroll related, occupancy and supplies costs, as well as amortization of goodwill.

 Marketing and Advertising

   Marketing and advertising consists primarily of payroll and payroll related, direct-response and other advertising, promotional materials and other related marketing costs. All marketing and advertising costs are expensed as incurred.

 Property and Equipment

   Property and equipment are stated at cost and are being depreciated or amortized utilizing the straight-line method over the following estimated useful lives:

   Furniture and equipment.................. 7 years
   Computer hardware and software........... 3-5 years
   Leasehold improvements................... Shorter of 7 years or term of lease
   Buildings................................ 39 years

 Deferred Financing Costs

   Costs incurred in connection with obtaining financing are capitalized and amortized over the maturity period of the debt and are included in deposits and other assets in the accompanying consolidated balance sheets.

 Intangible Assets

   Intangible assets consist of goodwill, trade names and course curriculum. Goodwill represents the excess of cost over the fair market value of net assets acquired, including identified intangible assets. Goodwill is amortized using the straight-line method over 40 years. Course curriculum represents the cost of acquiring such curriculum and is amortized using the straight-line method over 15 years. Trade names represent the cost to acquire and use the names of the colleges acquired and are amortized using the straight line method over 40 years. Amortization of curriculum and trade names is included in general and administrative expenses in the accompanying consolidated statements of operations. Management evaluates the realizability of intangibles periodically as events or circumstances indicate a possible inability to recover the carrying amount. If such

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES events or changes in circumstances occur, the Company will recognize an impairment loss if the undiscounted future cash flows expected to be generated by the asset (or acquired business) are less than the carrying value of the related asset. The impairment loss would adjust the asset to its fair value.

 Deferred Income

   The Company sold one of its Colorado facilities and subsequently leased the facility back at rents which we believe approximate fair market rents. The gain on the sale of the facility was approximately $1.0 million and will be amortized into income over the term of the lease.

 Fair Value of Financial Instruments

   The carrying value of cash and cash equivalents, restricted cash, marketable investments, receivables and accounts payable approximates the fair value. In addition, the carrying value of all borrowings approximate fair value based on interest rates currently available to the Company.

 Post Retirement Benefit Obligation

   The Company has elected to provide certain post retirement benefits to certain key employees. Accordingly, the Company has adopted SFAS No. 106 "Accounting For Postretirement Benefits Other Than Pensions". The adoption of SFAS No. 106 did not have a material effect on the Company's consolidated financial position or results of operations.

 Income Taxes

   The Company accounts for income taxes as prescribed by SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 prescribes the use of the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized.

 Stock-Based Compensation

   In accordance with SFAS No. 123 "Accounting for Stock-Based Compensation," the Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and has adopted the "disclosure only" alternative allowed under SFAS No. 123.

 Net Income (Loss) Per Common Share

   The Company accounts for net income per common share in accordance with SFAS No. 128 "Earnings Per Share" and SFAS No. 129, "Disclosure of Information about Capital Structure." Basic net income (loss) per common share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding plus the effect of any dilutive stock options, common stock warrants and convertible preferred stock, utilizing the treasury stock method.

 New Accounting Pronouncements

   For fiscal 2000, the Company adopted Statement of Position ("SOP") No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" and SOP No. 98-5, "Reporting on the Costs of

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

Start-Up Activities." The adoptions of SOP No. 98-1 and SOP 98-5 did not have a material impact on the Company's results of operations.

   For fiscal 2001, the Company will be required to adopt SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities." The adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial position or results of operations.

   Additionally, on or before June 30, 2001, we will be required to adopt Staff Accounting Bulletin 101 ("SAB 101"). SAB 101 requires us to change our accounting method of revenue recognition of certain one-time non-refundable fees from immediate recognition, to amortizing the fees into revenues over the period of active enrollment of the student. We have completed preliminary calculations with respect to SAB 101 upon adoption and we anticipate a charge to earnings of approximately $0.03 per diluted common share, which will be accounted for as a cumulative effect from a change in accounting principal.

 Concentration of Risk

   The Company extends credit for tuition to a majority of the students. A substantial portion is repaid through the student's participation in federally funded financial aid programs. Transfers of funds from the financial aid programs to the Company are made in accordance with the DOE requirements. Approximately 72%, 78% and 77% of the Company's revenues, on a cash basis, were collected from funds distributed under Title IV Programs of the HEA for the years ended June 30, 1998, 1999 and 2000 respectively. The financial aid and assistance programs are subject to political and budgetary considerations. There is no assurance that such funding will be maintained at current levels. Extensive and complex regulations in the U.S. govern all the government financial assistance programs in which the Company's students participate. The Company's administration of these programs is periodically reviewed by various regulatory agencies. Any regulatory violation could be the basis for the initiation of a suspension, limitation or termination proceeding which could have a material adverse effect to the Company.

   The Company has routinely afforded relatively short-term installment payment plans to many of its students to supplement their federally funded financial aid. During fiscal 1998, the Company expanded the internal loan program to assist students in those colleges that lost access to Federal Family Education Loans ("FFEL") (see Note 12). During fiscal 1999, various schools that had lost access to FFEL were reinstated. Accordingly, there were fewer internal loans granted during fiscal 1999 as compared to fiscal 1998. During fiscal 2000, the Company continued to reduce its reliance on the issuance of internal loans. While these loans are unsecured, the Company believes it has adequate reserves against these loan balances. However, there can be no assurance that losses will not exceed reserves. Losses in excess of reserves could have a material adverse effect on the Company's business.

NOTE 2--INITIAL PUBLIC OFFERING

   On February 10, 1999, the Company completed an initial public offering ("IPO") of Common Stock. Prior to the IPO, on February 3, 1999 the Company filed with the Delaware Secretary of State its Restated Certificate of Incorporation, which was thereby amended to provide for, among other things,
(i) an increase in the authorized capital stock of the Company to 43,000,000 shares, (ii) a 44.094522 for 1 split of all shares of the Common Stock and Nonvoting Common Stock, and (iii) a change in par value for the Common Stock and Nonvoting Common Stock to $0.0001 per share. All share and per share amounts shown in the accompanying consolidated financial statements have been retroactively adjusted to reflect this increase in authorized shares, stock split and change in par value.

   In connection with the IPO, the Company also caused the conversion of all existing Series 2 Convertible Preferred Stock into 388,334 shares of Nonvoting Common Stock and all existing Series 3 Convertible

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

Preferred Stock into 388,334 shares of Common Stock. The holders of 826,773 shares of Nonvoting Common Stock exercised their contractual rights to exchange all such shares of Nonvoting Common Stock for an equal number of shares of Common Stock. The holders of all outstanding exercisable warrants to purchase Common Stock and Nonvoting Common Stock exercised such warrants for an aggregate of 330,362 shares of Common Stock and 200,005 shares of Nonvoting Common Stock. Concurrent with the IPO, the Company granted an option to purchase 6,000 shares of Common Stock at $18.00 to each of its four directors who are not employees of the Company. The options will vest at the rate of 50 percent on each of the first and second anniversaries of the grant date.

   In the IPO, the Company issued and sold 2,700,000 shares of Common Stock at a price of $18.00 per share. The Company received total net proceeds, after deduction of underwriting discounts, of approximately $45.2 million. Subsequent to the IPO, the Company applied $1.9 million of the proceeds to the expenses of the IPO, repaid $22.6 million of senior indebtedness, including a prepayment penalty of $2.6 million, repaid $5.0 million of subordinated indebtedness, repaid $3.0 million of outstanding credit facility borrowings, redeemed $2.2 million in redeemable preferred stock including accumulated dividends thereon, and paid accumulated dividends of $0.5 million on convertible preferred stock. The remaining $10.0 million of proceeds were available for general corporate purposes.

NOTE 3--DETAIL OF SELECTED BALANCE SHEET ACCOUNTS

   Prepaid expenses and other current assets consist of the following:

                                                                    June 30,
                                                                  -------------
                                                                   1999   2000
                                                                  ------ ------
                                                                       (In
                                                                   thousands)
   Course materials, net......................................... $1,288 $1,460
   Prepaids......................................................  2,549  2,492
   Other current assets..........................................    200    173
                                                                  ------ ------
                                                                  $4,037 $4,125
                                                                  ====== ======

   Property and equipment consist of the following:

                                                                  June 30,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
                                                               (In thousands)
   Furniture and equipment.................................... $ 8,231  $10,417
   Computer hardware and software.............................   3,504    4,146
   Leasehold improvements.....................................   1,453    3,231
   Land.......................................................   2,249    1,687
   Buildings..................................................   1,178      884
                                                               -------  -------
                                                                16,615   20,365
   Less--accumulated depreciation and amortization............  (5,634)  (8,224)
                                                               -------  -------
                                                               $10,981  $12,141
                                                               =======  =======

   Depreciation and amortization expense associated with property and equipment was $1,778,000, $2,141,000, $2,640,000 for the years ended June 30, 1998, 1999 and 2000, respectively.

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

   Intangible assets consist of the following:

                                                                  June 30,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
                                                               (In thousands)
   Goodwill................................................... $ 7,884  $15,750
   Curriculum.................................................  11,405   11,405
   Trade names................................................   5,039    5,039
                                                               -------  -------
                                                                24,328   32,194
   Less--accumulated amortization.............................  (3,110)  (4,248)
                                                               -------  -------
                                                               $21,218  $27,946
                                                               =======  =======

   Amortization expense associated with intangibles was $1,120,000, $1,100,000 and $1,138,000 for the years ended June 30, 1998, 1999, and 2000, respectively.

NOTE 4--STUDENT NOTES RECEIVABLE

   Student notes receivable represent loans which have maturity dates of 6 months to 84 months from the loan origination date. The interest charged on the notes ranges from 8.25 to 18.00 percent per annum.

   The following reflects on analysis of student notes receivable at June 30, 2000:

                                                    Net     Allowance   Gross
                                                  Student      for     Student
                                                   Notes    Doubtful    Notes
                                                 Receivable Accounts  Receivable
                                                 ---------- --------- ----------
                                                         (In thousands)
   Current.....................................    $  919     $247      $1,166
   Long-term...................................     3,157      934       4,091
   Add-unearned portion........................                            634
   Add-unrecorded interest.....................                          1,854
                                                                        ------
   Total.......................................                         $7,745
                                                                        ======

   Payments due under student notes receivable are as follows:

                                                                   Years Ending
                                                                     June 30,
                                                                  --------------
                                                                  (In thousands)
   2001..........................................................     $2,421
   2002..........................................................      1,829
   2003..........................................................      1,677
   2004..........................................................        974
   2005..........................................................        462
   Thereafter....................................................        382
                                                                      ------
   Total.........................................................     $7,745
                                                                      ======

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

NOTE 5--BUSINESS ACQUISITIONS

   In the first quarter of fiscal 1997, the Company entered into asset purchase agreements with Repose, Inc. and Concorde Career Colleges, Inc. to purchase certain assets and assume certain liabilities of the Bryman Colleges, in Bellevue, Washington and San Jose, California for $600,000 in cash. The colleges currently offer career training in the medical and technical fields. Subsequent to the acquisition, the Bellevue location moved to Sea Tac, Washington.

   In the second quarter of fiscal 1997, the Company entered into an asset purchase agreement with Phillips Colleges, Inc. ("Phillips") to purchase certain assets and assume certain liabilities of 18 colleges currently operating under the names of Rhodes Colleges, Inc., and Florida Metropolitan University, Inc., for $6.0 million in cash. Additionally, the Company entered into a separate transaction with Phillips to purchase certain curriculum and trade names. The cost to purchase the curriculum, trade names and other intangibles was approximately $17.6 million.

   During fiscal year ended June 30, 2000 the Company completed the acquisition of substantially all of the assets of five colleges in three separate transactions for a combined purchase price of $8.3 million before working capital adjustments and liabilities assumed. The amount paid in excess of the fair market value of the assets acquired, net of liabilities assumed was $7.9 million and was allocated to goodwill and is being amortized over 40 years. The acquisitions were accounted for using the purchase method of accounting and their respective results of operations are included in the consolidated results of operations of the Company since their respective acquisition dates.

NOTE 6--LONG-TERM DEBT

   Long-term debt consists of the following:

                                                                  June 30,
                                                                --------------
                                                                 1999    2000
                                                                ------  ------
                                                                     (In
                                                                 thousands)
   Promissory note due April 2007, with interest at 10.95% per annum, secured by certain land and improvements............ $3,528  $2,332
   Other.......................................................      6     --
                                                                ------  ------
                                                                 3,534   2,332
   Less--current portion.......................................   (138)   (102)
                                                                ------  ------
                                                                $3,396  $2,230
                                                                ======  ======

   During 2000, the Company entered into a $10.0 million credit facility with Union Bank of California (the "Credit Facility"). The Credit Facility expires in September 2002 and is unsecured, bears interest at LIBOR plus 150 basis points, and includes a non-usage fee of 1/8% per year on the unused portion. Under the Credit Facility, the Company will be required to maintain certain financial and other covenants and the Company was in compliance with these covenants as of June 30, 2000. At June 30, 2000, there were no outstanding borrowings under the Credit Facility.

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

   Principal payments due under the long-term debt arrangements discussed above are as follows:

                                                                   Years Ending
                                                                     June 30,
                                                                  --------------
                                                                  (In thousands)
   2001..........................................................     $  102
   2002..........................................................        114
   2003..........................................................        127
   2004..........................................................        141
   2005..........................................................        158
   Thereafter....................................................      1,690
                                                                      ------
                                                                      $2,332
                                                                      ======

NOTE 7--PREFERRED STOCK AND COMMON STOCKHOLDERS' EQUITY

   The Company is authorized to issue 500,000 shares of preferred stock. Preferred stock outstanding at June 30, 1998 consisted of Series 1 Preferred Stock, $1.00 par value ("Redeemable Preferred Stock"), Series 2 Preferred Stock, $1.00 par value ("Series 2 Convertible Preferred Stock") and Series 3 Preferred Stock, $1.00 par value ("Series 3 Convertible Preferred Stock"). As of June 30, 2000, there were no outstanding Shares of Preferred Stock.

 Redeemable Preferred Stock

   There were no issued and outstanding shares of Redeemable Preferred Stock at June 30, 2000. The Company redeemed the Redeemable Preferred Stock including accumulated dividends thereon in connection with the IPO in February 1999.

 Convertible Preferred Stock

   There are no outstanding shares of Series 2 and Series 3 Convertible Preferred Stock. All outstanding shares of the Series 2 and Series 3 Convertible Preferred Stock were converted into Nonvoting Common Stock and Common Stock, respectively, in connection with the IPO in February 1999.

 Common Stock

   Class A common stock (referred to herein as the "Common Stock") is entitled to one vote per share on all matters. Class B common stock (referred to herein as the "Nonvoting Common Stock") has no voting rights, except the Nonvoting Common Stock together with Common Stock, as one class, has the right to vote on
(i) any merger or consolidation of the Company with or into another company,
(ii) any sale of all or substantially all of the Company's assets and (iii) any amendment to the Company's Certificate of Incorporation.

   In connection with 2,204,726 shares of Common Stock issued on June 30, 1995, the Company entered into various Executive Stock Agreements (the "Agreements"), as amended, with each of its principal executives. Under the terms of these Agreements, the shares of Common Stock acquired by the executives vested concurrent with the Company's IPO in February 1999 (See Note 2).

   On June 30, 1995, the Company also sold 826,773 shares of Nonvoting Common Stock at $0.2268 per share to certain executives. Concurrent with the Company's IPO, and, pursuant to contractual obligations of the Company to the executives, the Nonvoting Common Stock was exchanged for an equal number of shares of Common Stock (See Note 2).

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

 Warrants

   The following represents a summary of the warrant activity:

                                           Years Ended June 30,
                              ------------------------------------------------
                                   1998           1999              2000
                              -------------- ---------------  ----------------
                                       Wt.            Wt.
                                     Average        Average             Wt.
                                       Ex.            Ex.             Average
                              Shares  Price  Shares  Price    Shares Ex. Price
                              ------ ------- ------ --------  ------ ---------
                               (In thousands, except Wt. Average Ex. Price)
   Outstanding, beginning of
    the year................   525   $0.0005   968  $ 0.0004   --      $ --
   Granted..................   443    0.0002   --        --    --        --
   Exercised................   --        --   (530)  (0.0002)  --        --
   Forfeited/expired........   --        --   (438)  (0.0005)  --        --
                               ---   -------  ----  --------   ---     -----
   Outstanding, end of the
    year....................   968   $0.0004   --   $    --    --      $ --
                               ===   =======  ====  ========   ===     =====

   The warrants granted during fiscal 1997 were issued to lenders in conjunction with loans made to the Company. No amount was allocated to these warrants because management believes the effect would not be material to the consolidated results of operations. In November 1997, in connection with the amended Senior Credit Agreement, the lenders received additional warrants equivalent to two percent of the Company on a fully diluted basis, exercisable at $0.0002 per share. These warrants were subject to forfeiture by the lenders if the Company attained certain performance criteria, as defined. In connection with the IPO, 330,362 warrants were exercised into Common Stock and 200,005 warrants were exercised into Nonvoting Common Stock during fiscal 1999. The remaining outstanding warrants were forfeited.

 Stock Options

   On April 28, 1998, the Board of Directors adopted the 1998 Performance Award Plan (the "Plan"). Under the Plan, 529,134 options, stock appreciation rights or other common stock based securities may be granted to directors, officers, employees and other eligible persons. As of June 30, 2000, approximately 153,593 shares were available for granting. Options granted under the Plan were issued at exercise prices ranging from $12.47-$23.875 per share and have expiration dates not longer than 10 years. Options granted generally vest over a period of two to five years.

   A summary of the status of the Company's stock option plan is presented below:

                                                                       Weighted-
                                                                        Average
                                                                       Exercise
                                                              Shares     Price
                                                              -------  ---------
   Outstanding at June 30, 1997..............................     --    $  --
   Stock options granted during the year..................... 121,039    12.47
   Stock options exercised...................................     --       --
   Forfeitures...............................................     --       --
                                                              -------   ------
   Outstanding at June 30, 1998.............................. 121,039    12.47
   Stock options granted during the year.....................  24,000    18.00
   Stock options exercised...................................     --       --
   Forfeitures...............................................  (2,473)   12.47
                                                              -------   ------
   Outstanding at June 30, 1999.............................. 142,566    13.42
   Stock options granted during the year..................... 239,640    16.83
   Stock options exercised...................................  (3,612)   12.47
   Forfeitures...............................................  (6,665)   14.32
                                                              -------   ------
   Outstanding at June 30, 2000.............................. 371,929   $15.60
                                                              =======   ======

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

   The following table summarizes information about stock options outstanding and exercisable at June 30, 2000.

         Options Outstanding                     Options Exercisable
   ------------------------------------  --------------------------------------
                             Weighted-    Weighted-                  Weighted-
                 Number       Average      Average       Number       Average
   Exercise    Outstanding   Remaining   Outstanding   Exercisable   Exercise
    Prices     at 6/30/00      Life         Price      at 6/30/00      Price
   --------    -----------   ---------   -----------   -----------   ---------
   $12.47        111,789        8.0        $12.47        54,197       $12.47
    16.00        166,500        9.2         16.00           --           --
    17.00         39,640        9.6         17.00           --           --
    18.00         24,000        8.6         18.00        12,000        18.00
    20.00         20,000        9.8         20.00           --           --
   $23.88         10,000        9.5         23.88           --           --
                 -------                   ------        ------       ------
                 371,929                   $15.60        66,197       $13.47
                 =======                   ======        ======       ======

   There were no stock options exercisable at June 30, 1998 and June 30, 1999.

   Pursuant to SFAS No. 123, the weighted average fair value of stock options granted during fiscal 1998, 1999 and 2000 was $4.01, $11.16 and $11.64, respectively. As discussed in Note 1, the Company elected the "disclosure alternative" allowed under SFAS No. 123. Accordingly, the Company is required to disclose pro forma net income over the vesting period of the options. As the initial 121,039 stock options were granted on the last day of the 1998 fiscal year, the pro forma effect for 1998 is immaterial.

   The following is the pro forma effect for fiscal 1999 and 2000:

                                                              Fiscal Years
                                                         ----------------------
                                                            1999       2000
                                                         ---------- -----------
                                                         (In thousands, except
                                                            per share data)
   Net income:
     As reported........................................     $4,492 $    15,422
     Pro forma..........................................     $4,315 $    14,589

   Diluted earnings per share:
     As reported........................................ $     0.48 $      1.48
     Pro forma.......................................... $     0.46 $      1.40

   For pro forma disclosure, the fair value of compensatory stock options, stock appreciation rights and other common stock based securities was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

                                                          1998    1999    2000
                                                         ------- ------- -------
   Risk-free rate.......................................   5.54%   6.00%   6.75%
   Expected years until exercise........................ 7 years 7 years 7 years
   Expected stock volatility............................      0%     54%     64%
   Expected dividends...................................   $ --    $ --    $ --

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

NOTE 8--WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

   The table below indicates the weighted average number of common share calculations used in computing basic and diluted net income (loss) per common share utilizing the treasury stock method:

                                                                   June 30,
                                                              ------------------
                                                              1998  1999   2000
                                                              ----- ----- ------
                                                                (In thousands)
   Basic common shares outstanding........................... 5,236 7,266 10,347
   Effects of dilutive securities:
     Warrants................................................   787   584    --
     Non-vested executive Common Stock.......................   275   166    --
     Non-vested executive Nonvoting Common Stock.............   827   498    --
     Stock options...........................................   --     35     78
                                                              ----- ----- ------
   Diluted common shares outstanding......................... 7,125 8,549 10,425
                                                              ===== ===== ======

   The computation of diluted net income per common share for the year ended June 30, 1998 did not assume the conversion of the Convertible Preferred Stock as it would have been antidilutive.

NOTE 9--INCOME TAXES

   The components of the income tax provision (benefit) are as follows:

                                                         Years Ended June 30,
                                                        -----------------------
                                                         1998     1999   2000
                                                        -------  ------ -------
                                                            (In thousands)
   Current provision:
     Federal..........................................  $ 1,562  $3,178 $ 8,843
     State............................................      510     698   2,095
                                                        -------  ------ -------
                                                          2,072   3,876  10,938
                                                        -------  ------ -------
   Deferred provision:
     Federal..........................................     (857)    615    (221)
     State............................................     (227)    212     123
                                                        -------  ------ -------
                                                         (1,084)    827     (98)
                                                        -------  ------ -------
       Total provision for income taxes...............  $   988  $4,703 $10,840
                                                        =======  ====== =======

   Actual income tax provision (benefit) differs from the income tax provision (benefit) computed by applying the U.S. federal statutory tax rate of 34% for fiscal 1998 and 1999 and 35% for fiscal 2000 to income (loss) before provision for income taxes as follows:

                                                                Years Ended
                                                                 June 30,
                                                            -------------------
                                                            1998  1999   2000
                                                            ---- ------ -------
                                                               (In thousands)
   Provision at the statutory rate......................... $751 $3,810 $ 9,192
   State income tax provision, net of federal benefit......  187    822   1,441
   Other...................................................   50     71     207
                                                            ---- ------ -------
                                                            $988 $4,703 $10,840
                                                            ==== ====== =======

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

   The components of the Company's deferred tax asset and liability are as follows:

                                                                  June 30,
                                                               ----------------
                                                                1999     2000
                                                               -------  -------
                                                               (In thousands)
   Current deferred tax asset:
     Accounts receivable allowance for doubtful accounts...... $ 1,108  $ 1,286
     Accrued vacation.........................................     429      533
     State taxes..............................................     364      662
                                                               -------  -------
       Current deferred tax asset.............................   1,901    2,481
                                                               -------  -------
   Non-current deferred tax asset (liability):
     Notes receivable allowance for doubtful accounts.........     490      301
     Depreciation.............................................    (354)    (384)
     Amortization.............................................    (589)    (852)
                                                               -------  -------
       Non-current deferred tax liability.....................    (453)    (935)
                                                               -------  -------
                                                                $1,448  $ 1,546
                                                               =======  =======

NOTE 10--COMMITMENTS AND CONTINGENCIES

 Leases

   The Company leases most of its operating facilities and various equipment under non-cancellable operating leases expiring at various dates through 2017. The facilities leases require the Company to pay various operating expenses of the facilities in addition to base monthly lease payments.

   Future minimum lease payments under operating leases are as follows:

                                                                   Years Ending
                                                                     June 30,
                                                                  --------------
                                                                  (In thousands)
       2001......................................................    $14,020
       2002......................................................     12,301
       2003......................................................      9,625
       2004......................................................      7,520
       2005......................................................      7,242
       Thereafter................................................     19,510
                                                                     -------
                                                                     $70,218
                                                                     =======

   Rent expense for the years ended June 30, 1998, 1999 and 2000 amounted to $9,078,000, $10,126,000, and $12,441,000, respectively, and is reflected in educational services and general and administrative expense in the accompanying consolidated statements of operations.

 Legal Matters

   The Company is involved in various legal proceedings which have been routine and in the normal course of business. In the opinion of management, after consultation with legal counsel, the resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

NOTE 11--EMPLOYEE SAVINGS PLAN

   The Company has established an employee savings plan under Section 401(k) of the Internal Revenue Code. All employees with at least one year and 1,000 hours of employment are eligible to participate. Contributions to the plan by the Company are discretionary. The plan provides for vesting of Company contributions over a five-year period. Employees previously employed by each of the sellers shall vest in the plan based on total service time. Company contributions to the plan were $293,000, $333,000 and $498,000 for the years ended June 30, 1998, 1999 and 2000, respectively.

NOTE 12--GOVERNMENTAL REGULATION

   The Company and each school are subject to extensive regulation by federal and state governmental agencies and accrediting bodies. In particular, the Higher Education Act ("HEA"), and the regulations promulgated thereunder by DOE subject the schools to significant regulatory scrutiny on the basis of numerous standards that schools must satisfy in order to participate in the various federal student financial assistance programs under Title IV of the HEA ("Title IV Programs").

   To participate in the Title IV Programs, an institution must be authorized to offer its programs of instruction by the relevant agencies of the state in which it is located, accredited by an accrediting agency recognized by the DOE and certified as eligible by the DOE. The DOE will certify an institution to participate in the Title IV Programs only after the institution has demonstrated compliance with the HEA and the DOE's extensive regulations regarding institutional eligibility. An institution must also demonstrate its compliance to the DOE on an ongoing basis. As of June 30, 2000, management believes all of the Company's schools meet these requirements.

   Political and budgetary concerns significantly affect the Title IV Programs. Congress must reauthorize the HEA approximately every six years. The most recent reauthorization in October 1998 reauthorized the HEA for an additional five years (the "1998 HEA Reauthorization"). Congress reauthorized all of the Title IV Programs in which the schools participate, generally in the same form and at funding levels no less than for the prior year. Changes made by the 1998 HEA Reauthorization include (i) expanding the adverse effects on schools with high student loan default rates, (ii) increasing from 85% to 90% the portion a proprietary school's cash basis revenues that may be derived each year from the Title IV Programs, (iii) revising the refund standards that require an institution to return a portion of the Title IV Program funds for students who withdraw from school and (iv) giving the DOE flexibility to continue an institution's Title IV participation without interruption in some circumstances following a change of ownership or control.

   A significant component of Congress' initiative to reduce abuse in the Title IV Programs has been the imposition of limitations on institutions whose former students default on the repayment of their federally guaranteed or funded student loans above specific rates (cohort default rate). An institution whose cohort default rates equal or exceed 25% for three consecutive years will no longer be eligible to participate in the FFEL or FDL programs. An institution whose cohort default rate ("CDR") under certain Title IV programs for any federal fiscal year exceeds 40% may have its eligibility to participate in all of the Title IV Programs limited, suspended or terminated by the DOE.

   All institutions participating in the Title IV Programs must satisfy specific standards of financial responsibility. The DOE evaluates institutions for compliance with these standards each year, based on the institution's annual audited financial statements and following a change of ownership of the institution.

   Under new regulations which took effect July 1, 1998, the DOE calculates the institution's composite score for financial responsibility based on its (i) equity ratio, which measures the institution's capital resources,

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES ability to borrow and financial viability; (ii) primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and (iii) net income ratio, which measures the institution's ability to operate at a profit. An institution that does not meet the DOE's minimum composite score may demonstrate its financial responsibility by posting a letter of credit in favor of the DOE in an amount equal to at least 50% of the Title IV Program funds received by the institution during its prior fiscal year and possibly accepting other conditions on its participation in the Title IV Programs. At June 30, 2000, all of the Company's schools and the Company on a consolidated basis satisfied each of the DOE's standards of financial responsibility.

   As of June 30, 1999, all schools except for four (NIT in Wyoming, Michigan; Bryman College in New Orleans, Louisiana; Bryman College (South) in San Jose, California; and Skadron College in San Bernardino, California) were eligible to receive federal funding, including loan funds. These schools were ineligible for federal loan funds as they exceeded the CDR threshold. NIT in Wyoming, Michigan was reinstated in calendar 1999 and Bryman College in New Orleans, Louisiana, Bryman College (South) in San Jose, California and Skadron College in San Bernardino, California will be eligible for reinstatement in calendar 2000.

   Because the Company operates in a highly regulated industry, it, like other industry participants, may be subject from time to time to investigations, claims of non-compliance, or lawsuits by governmental agencies or third parties which allege statutory violations, regulatory infractions or common law causes of action. In October 1998, the Inspector General's Office (IG) of the DOE began an examination of the Company's compliance with the 85/15 rule and to review in general the Company's administration of Title IV funds. This examination was part of a broader review conducted by the IG of proprietary institutions' compliance with these requirements. The Company provided all information and documentation requested by the IG. During fiscal 2000, the Company received the final audit report from the DOE. There were no actions taken against the Company as a result of the examination. However, there can be no assurance that other regulatory agencies or third parties will not undertake investigations or make claims against the Company, or that such claims, if made, will not have a material adverse effect on the Company's business, results of operations or financial condition.

                   CORINTHIAN COLLEGES, INC. AND SUBSIDIARIES

NOTE 13--QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

                                              Fiscal Quarters
                                      --------------------------------  Fiscal
                                       First   Second   Third  Fourth    Year
                                      -------  ------- ------- ------- --------
                                      (In thousands, except per share amounts)
            Fiscal 2000
Net revenues........................  $38,644  $42,183 $43,874 $46,033 $170,734
Income from operations..............    3,729    6,216   7,544   6,917   24,406
Net income..........................    2,379    3,852   4,659   4,532   15,422
Net income per common share
  Basic.............................  $  0.23  $  0.37 $  0.45 $  0.44 $   1.49
  Diluted...........................  $  0.23  $  0.37 $  0.45 $  0.43 $   1.48

            Fiscal 1999
Net revenues........................  $30,296  $32,974 $34,939 $34,763 $132,972
Income from operations..............    1,393    3,574   4,225   3,692   12,884
Income before extraordinary loss
 from the early retirement of debt..      295    1,518   2,352   2,338    6,503
Net income..........................      295    1,518     341   2,338    4,492
Net income per common share
  Basic--before extraordinary loss..  $  0.03  $  0.26 $  0.27 $  0.23 $   0.85
  Basic--after extraordinary loss...  $  0.03  $  0.26 $  0.03 $  0.23 $   0.57
  Diluted--before extraordinary
   loss.............................  $  0.02  $  0.19 $  0.25 $  0.23 $   0.72
  Diluted--after extraordinary
   loss.............................  $  0.02  $  0.19 $  0.03 $  0.23 $   0.48

            Fiscal 1998
Net revenues........................  $24,346  $26,440 $27,841 $27,859 $106,486
Income from operations..............       70    2,075   1,833   1,536    5,514
Net income (loss)...................     (427)     712     614     322    1,221
Net income (loss) per common share
  Basic.............................  $ (0.10) $  0.14 $  0.09 $  0.03 $   0.16
  Diluted...........................  $ (0.07) $  0.10 $  0.06 $  0.03 $   0.12

NOTE 14--LOAN TO COMPANY OFFICER

   The Company has loaned a Company officer a total of $350,000 under the terms of a promissory note and pledge agreement (the "Agreement") between the Company and the officer. The terms of the Agreement provide for an interest rate of seven percent per annum, payable on an annual basis and when the principal becomes due and payable in August 2002. As security for this loan, the officer has pledged to the Company 34,043 shares of his common stock in the Company.

                CCi map
     CORINTHIAN COLLEGES, INC.


[Photograph of Parthenon Columms in background]



     [MAP Showing various locations of Corinthian Colleges, Inc. schools]

                [LOGO OF CORINTHIAN COLLEGES, INC. APPEARS HERE]